Exhibit 3

Management’s Discussion
and Analysis (“MD&A”)

Contents

Core Business	pg. 26

Executive Overview and 2005 Outlook	pg. 26

Vision and Strategy	pg. 28

Capability to Deliver Results	pg. 29

Impact of Key Economic Trends	pg. 30

Results	pg. 35

Overview of 2004 versus 2003	pg. 35

Consolidated Gold Production and Sales	pg. 36

Results of Operating Segments	pg. 38

Other Costs and Expenses	pg. 45

Cash Flow	pg. 48

Overview of 2003 versus 2002	pg. 49

Balance Sheet	pg. 50

Quarterly Information	pg. 52

Off-Balance Sheet Arrangements	pg. 53

Liquidity	pg. 57

Canadian Supplement	pg. 60

Critical Accounting Policies and Estimates	pg. 60

Non-GAAP Performance Measures	pg. 67

Cautionary Statement on Forward-Looking Information	pg. 71

Glossary of Technical Terms	pg. 72

This MD&A has been prepared as of February 9, 2005, and is intended to supplement and complement our audited financial statements and notes thereto for the year ended December 31, 2004 prepared in accordance with United States generally accepted accounting principles, or US GAAP (collectively, our “Financial Statements”). As required by Canadian Securities Authorities, a reconciliation of our US GAAP Financial Statements to Canadian GAAP is included in note 25 to the Financial Statements. You are encouraged to review our Financial Statements in conjunction with your review of this MD&A. Additional information relating to the Company, including our Annual Information Form, is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. For an explanation of terminology used in this MD&A that is unique to the mining industry, readers should refer to the glossary on pages 72 and 73. All dollar amounts in this MD&A are in US dollars, unless otherwise specified. Unless otherwise indicated, the financial information in this MD&A has been prepared in accordance with US GAAP.

For the purposes of preparing this MD&A, we consider the materiality of information. Information is considered material if: (i) such information results in, and would reasonably be expected to result in, a significant change in the market price or value of Barrick Gold Corporation’s shares; or (ii) there is a substantial likelihood that a reasonable investor would consider it important in making an investment decision, or if it would significantly alter the total mix of information available to investors. Materiality is evaluated by reference to all relevant circumstances, including potential market sensitivity.

BARRICK Annual Report 2004

MANAGEMENT’S DISCUSSION AND ANALYSIS

Core Business

Barrick Gold Corporation (“Barrick”) is one of the world’s largest gold producers in terms of market capitalization, annual gold production and gold reserves. Our operations are concentrated in three regions: North America, Australia/Africa and South America.

Over the next two years, after production begins at four of our development projects, we are targeting our annual gold production to grow to 6.8–7.0 million ounces, with South America contributing an increasing proportion of our production. To grow our business, we are also exploring for gold in areas of the world outside of our three regions, particularly in Russia and Central Asia.

Ounces Produced by Region in 2004

We generate revenue and cash flow from the production and sale of gold in both bullion and concentrate form. We sell our gold production through three primary distribution channels: gold bullion is sold in either the gold spot market or under gold sales contracts between Barrick and various third parties, and gold concentrate is sold to independent smelting companies. Selling prices reflect the market price for gold at the time an agreement is reached on pricing.

Executive Overview and 2005 Outlook

Our share price appreciated by 6.65% in 2004, outperforming senior gold producers Newmont Mining Corporation, Placer Dome Inc., Anglogold Ashanti Limited and Gold Fields Limited, while the spot gold price appreciated by 5.54% over the same period.

In 2004, we produced 4.96 million ounces of gold at an average total cash cost of $2121 per ounce, achieving our original guidance for the year. Higher gold production at Goldstrike Open Pit, Goldstrike Underground and Pierina more than offset lower production at the Plutonic, Round Mountain, Darlot and Eskay Creek mine sites. Despite an environment of rising commodity prices, appreciation of currencies against the US dollar, and increased royalty and mining tax payments driven by higher market gold prices, we met our original total cash costs per ounce guidance. Our currency and commodity hedge programs enabled us to mitigate the impact of commodity prices and currency exchange rates on total cash costs per ounce and operating cash flow.

We had earnings of $248 million ($0.46 per share) and generated operating cash flow of $506 million ($0.95 per share) in 2004. Our 2004 earnings and operating cash flow included an after-tax opportunity cost of $89 million ($0.17 per share) due to the voluntary reduction of our fixed-price gold sales contracts, with deliveries into contracts at prices below the prevailing market gold price, and corresponding lower revenues from gold sales. Earnings in 2004 also included tax credits totaling $227 million relating to the resolution of a Peruvian tax assessment and a change in tax status

1.	Total cash costs per ounce is a non-GAAP performance measure that is used throughout this MD&A. For more information see pages 67 to 70.

BARRICK Annual Report 2004

MANAGEMENT’S DISCUSSION AND ANALYSIS

in Australia; as well as impairment charges recorded against long-lived assets of $139 million pre-tax. In 2004, we exceeded our target (of 1.5 million ounces) for reducing our fixed-price gold sales contracts with a reduction of 2 million ounces.

At year-end, we had proven and probable reserves of 89.1 million ounces of gold2, based on a $375 gold price, after producing 5.5 million contained ounces. Reserve increases in 2004 were due to exploration projects at operating mines and development projects, and a lower cut-off grade as a result of a higher gold price assumption in 2004.

We continue to effectively support and shape our growth profile, including a focus on Russia and Central Asia. We made steady progress on the construction of four new mines, with three of them planned to enter production in 2005. Construction is proceeding on schedule for Lagunas Norte in Peru, Veladero in Argentina, Tulawaka in Tanzania, and Cowal in Australia. We are making progress in planning for our Pascua-Lama Project, which straddles the Chilean and Argentine border, our fifth development project, and East Archimedes which is located in Nevada, our sixth development project.

We have the capital resources to fund our development projects without the need for any equity dilution. During the year, we entered into a nine-year commitment in Argentina for $250 million in Veladero project financing and completed a $750 million public debenture offering. We also continued to optimize our capital structure through a share buyback program. At the same time, we have the gold mining industry’s only A-rated balance sheet, as rated by Standard & Poor’s.

During 2004, we implemented a number of initiatives to strengthen our organization, including making changes to the composition of our Board of Directors and governance practices as part of a commitment towards improved corporate governance. An organizational redesign was fully implemented in 2004. The new organizational design consolidated life-of-mine accountabilities under our Chief Operating Officer and established regional business units to add greater value to the global enterprise.

We expect 2005 gold production to be between 5.4–5.5 million ounces at an average total cash cost of $220–$230 per ounce, and we remain committed to our 40% targeted growth plan and gold production target for 2007 of 6.8–7.0 million ounces, at total cash costs slightly above $200 per ounce.3 The first and second quarters of 2005 are expected to have lower production and higher cash costs, with the second half of the year improving as Lagunas Norte and Veladero come on stream.

For the year, amortization is expected to be about $475–$485 million, and administration expense is expected to be approximately $90 million, including an estimated $15 million in costs on adoption of new accounting rules that require the expensing of stock options beginning in the second half of 2005. Exploration, development and business development expense is expected to be approximately $150 million, with the possibility that positive results could lead to additional exploration spending. Capital expenditures for 2005 are anticipated to be approximately $743 million for development excluding capitalized interest of $103 million and $245 million for sustaining capital.

2.	For a breakdown of reserves by category and additional information relating to reserves, see page 127 of this Annual Report.

3.	See page 36 for further information on forward-looking estimates of gold production and total cash costs per ounce.

BARRICK Annual Report 2004

MANAGEMENT’S DISCUSSION AND ANALYSIS

Vision and Strategy

Our vision is to be the world’s best gold company by finding, developing and producing quality reserves in a profitable and socially responsible manner.

The overriding goal of our strategy is to create value for our shareholders. To achieve this, cash flow from our mines is consistently reinvested in exploration, development projects and other strategic investments to work towards sustainable growth in production and cash flow. It can take a number of years for a project to move from the exploration stage through to mine construction and production. Our business strategy reflects this long lead time, but shorter-term priorities are also set for current areas of focus.

We use strategic relationships to share risk and expertise. Examples include joint venture arrangements for the Hemlo, Round Mountain and Kalgoorlie mines, and also for exploration programs in certain areas. We have investments in Highland Gold Mining PLC (“Highland Gold”) and Celtic Resources Holdings PLC (“Celtic Resources”), as well as strategic alliances with both companies, as part of our plan to develop a business unit in Russia and Central Asia.

Long-term
Strategy Elements		Focus Areas		Measures

Growth in reserves	>	Growth at existing mine sites by finding new	>	Additions to reserves
and production		resources and converting to reserves.		and resources.
	>	Growth through successful exploration focused	>	Consistent investment in
		principally in key exploration districts (Goldstrike,		exploration and development.
		Frontera, Lake Victoria, Alto Chicama) and	>	Growth in annual
		in Russia/Central Asia.		gold production.
	>	Execute the development and construction	>	Size of gold reserves.
		of Veladero, Lagunas Norte, Tulawaka, Cowal,	>	Construction progress
		Pascua-Lama and East Archimedes.		versus schedules.
	>	Develop a business unit in Russia/Central Asia	>	Actual construction costs.
		through investments in, and strategic alliances	>	Status of regulatory
		with Highland Gold and Celtic Resources.		requirements.

Operational excellence	>	Control costs.	>	Total cash costs per ounce.[1]
		• Global supply chain management.	>	Amortization per ounce.[1]
		• Continuous improvement initiatives.	>	Ore throughput.
		• Currency, interest rate and	>	Equipment utilization
		fuel/propane hedge programs.		statistics.
	>	Optimize productivity through	>	Liquidity – operating cash
		continuous improvement initiatives.		flow and credit rating.
	>	Effective assessment and management of risk.	>	Key balance sheet ratios.
	>	Effective capital allocation and management.
	>	Sourcing of funding for capital needs.

Strengthen	>	Workforce – identify and develop talent.	>	Talent review and
the organization	>	Leadership development and succession planning.		performance management.
	>	Adopt best practices in corporate governance,	>	Compliance with
		including strengthening internal controls.		Sarbanes-Oxley Act.

Responsible mining	>	Reinforce health and safety culture.	>	Safety leadership and
	>	Enhance environmental performance, including use of innovative technology to protect the environment.	>	other training initiatives. Medical aid injury frequency.
	>	Maintain positive community and government relations.	>	Environmental performance.

1.	Total cash costs per ounce and amortization per ounce are non-GAAP performance measures. For more information, see pages 67 to 70.

BARRICK Annual Report 2004

MANAGEMENT’S DISCUSSION AND ANALYSIS

Capability to Deliver Results

Resources and processes provide us with the capability to execute our strategy and deliver results. Our critical resources and processes are as follows:

Critical Non-Capital Resources and Processes

Experienced Management Team and Skilled Workforce

We have an experienced management team that has a proven track record in the mining industry. Our management team is critical to the achievement of our strategic goals, and we are focused on retaining and developing key members. The team is focused on the execution of our strategy and business plan. Strong leadership and governance are critical to the successful implementation of our core strategy. We are focusing on leadership development for key members of executive-level and senior mine management.

A skilled workforce is one of our most significant non-capital resources. Competition for appropriately trained and skilled employees is high in the mining industry. Employee retention, the ability to recruit skilled employees, and labor relations have a significant impact on the effectiveness of our workforce, and ultimately the efficiency and effectiveness of our operations. We maintain training programs to develop the skills that certain employees need to fulfill their roles and responsibilities. The remote nature of many mine sites can present a challenge to us in maintaining an appropriately skilled workforce. Priorities for our Human Resources group include strengthening our workforce and developing leadership and succession capabilities by focusing on attracting and retaining the best people, as well as enhancing the process for identifying and developing the leadership pool. We are implementing Human Resources systems solutions to enhance our ability to analyze and compare labor costs, productivity and other key statistics to better manage the effect our workforce has on our mining operations.

Health and Safety

As part of our commitment to corporate responsibility, we focus on continuously improving health and safety programs, systems and resources to help control workplace hazards. Continuous monitoring and integration of health and safety into decision-making enables us to operate effectively, while also focusing on health and safety. Key areas of focus include safety leadership through training and risk management practices; designing and enhancing processes and programs to ensure safety requirements are met; and communicating a safety culture as part of Company and personal core values.

Environmental

We are subject to extensive laws and regulations governing the protection of the environment, endangered and protected species, waste disposal and worker safety. We incur significant expenditures each year to comply with such laws and regulations. We seek to continuously implement operational improvements to enhance environmental performance. We also integrate environmental evaluation, planning, and design into the development stage of new projects to ensure environmental matters are identified and managed at an early stage.

Cost Control

Successful cost control depends upon our ability to obtain and maintain equipment, consumables and supplies as required by our operations at competitive prices. Through a culture of continuous improvement, we are also focusing on identifying and implementing steps to make our operations more effective and efficient.

Our Supply Chain group is focusing on improving long-term cost controls and sourcing strategies for major consumables and supplies used in our mining activities through global commodity purchasing teams. They are also focusing on knowledge sharing across our global business and implementing best practices in procurement. We are developing strategies to help us analyze and source consumables and supplies at the lowest cost over the life of a mine, as well as long-term alliances with suppliers.

BARRICK Annual Report 2004

MANAGEMENT’S DISCUSSION AND ANALYSIS

Maintenance is a significant component of our operating costs. Our Global Maintenance team is working to reduce maintenance costs and increase equipment utilization through an internal maintenance community. Key areas of focus include setting standards for maintenance to optimize usage of mine equipment and enable cost-effective purchasing of mine equipment. They are implementing a global maintenance system to facilitate sharing of best practices and tracking of capital equipment statistics such as utilization, availability and useful lives.

Technology

Our Information Technology group monitors significant risks, such as security, the risk of failure of critical systems, risks relating to the implementation of new applications, and the potential impact of a systems failure. They are implementing strategies to manage these risks, including ongoing enhancements to security; monitoring of operating procedures; the effectiveness of system controls to safeguard data; evaluating technology resources; and maintaining disaster recovery plans. Other areas of focus include reducing technology diversity through standardizing systems solutions, and ongoing analysis of business needs and the potential benefits that can be gained from new applications.

Internal Controls

We maintain a system of internal controls designed to safeguard assets and ensure financial information is reliable. We undertake ongoing evaluations of the effectiveness of internal controls and implement control enhancements, where appropriate, to improve the effectiveness of controls. In 2004 and 2003, we focused on the design, testing and assessment of the effectiveness of internal controls to enable us to meet the certification and attestation requirements of the Sarbanes-Oxley Act. We presently file management certifications annually under Section 302 and Section 906 and expect to comply with the reporting requirements of Section 404 as required by law.

We also maintain a system of disclosure controls and procedures designed to ensure the reliability, completeness and timeliness of the information we disclose in this MD&A and other public disclosure documents.

Critical Capital Resources and Processes

We expect to fund capital requirements of about $2.5 billion over the next four years to finish construction activities at our development projects and for a power plant to supply our Goldstrike mine. Adequate funding is in place or available for all our development projects. We plan to put in place project financing for a portion of the expected construction cost of Pascua-Lama, however, if we are unable to do so because of unforeseen political or other challenges, we expect to be able to fund the capital required through a combination of existing capital resources and future operating cash flow.

We may also invest capital in Russia and Central Asia in 2005 to exercise certain rights we hold through agreements with Highland Gold and Celtic Resources to acquire interests in various mineral properties, and also to acquire future common shares of Celtic. These rights are described in note 10 to the Financial Statements. We expect that any capital required will be funded from a combination of our existing cash position and operating cash flow in 2005.

Impact of Key Economic Trends

1. Higher Market Gold Prices

Gold Prices (Dollars per Ounce)

BARRICK Annual Report 2004

MANAGEMENT’S DISCUSSION AND ANALYSIS

Market gold prices are subject to volatile price movements over short periods of time, and are affected by numerous industry and macroeconomic factors that are beyond our control. The US dollar gold price has increased over the past few years, mainly due to the weakening of the US dollar against most major currencies, a decline in gold supply and an increase in demand for gold. The gold price over the last few years has had a high correlation with the US dollar, and we expect this correlation to continue.

With global financial markets experiencing significant volatility, political and security issues in a state of uncertainty, and with the US dollar – the “secure investment of choice” globally – coming under pressure, the global investment community has reawakened to the potential for gold as an alternative investment vehicle. The past few years have seen a resurgence in gold as an investment vehicle, and we believe the prospects for gold to experience further investment interest are good, particularly in light of expected global economic/political uncertainties going forward. We believe that the introduction of more readily accessible and more liquid gold investment vehicles (such as gold exchange traded funds – “ETFs”) will further enhance gold’s appeal to investors.

Our revenues are significantly impacted by the market price of gold. We have historically used fixed-price gold sales contracts to provide protection in periods of low market gold prices, but since 2001 we have been focusing on reducing the level of outstanding fixed-price gold sales contracts. In 2004, we reduced our fixed-price gold sales contracts by 2 million ounces. The terms of our fixed-price gold sales contracts enable us to deliver gold whenever we choose over the primarily ten-year term of the contracts. Our fixed-price gold sales contracts have allowed us to benefit from higher market gold prices, while the flexibility implicit in contract terms allows us to reduce the outstanding sales contracts over time.

Over the last three years, our realized gold sales prices have largely tracked the rising market gold price. Periods when our average realized price was below average market prices were primarily caused by us voluntarily choosing to deliver into gold sales contracts at prices lower than prevailing market prices to reduce outstanding gold sales contracts. We view the outlook for market gold prices to be positive due to our view of a declining US dollar and the present supply/demand fundamentals. In the future, we expect to be able to benefit from higher gold prices. The flexibility under our fixed-price gold sales contracts will enable us to deliver gold at market prices, however, if we choose to deliver a portion of our production under gold sales contracts, the prices for those deliveries may be below prevailing market prices.

2. Higher Market Silver Prices

Spot Silver Prices (Dollars per Ounce)

Market silver prices are subject to volatile price movements over short periods of time, and are affected by numerous industry and macroeconomic factors that are beyond our control. Market silver prices have increased since late 2003 mainly due to increasing investment and industrial demand, along with higher world economic growth in 2004. Market prices fluctuated in 2004 as higher prices caused demand from jewelry and silverware fabrication to decrease. An expected decline in the use of silver for photographic film due to increases in digital photography may negatively impact market prices, but this trend has been partly offset by increased demand for photographic film in developing countries.

BARRICK Annual Report 2004

MANAGEMENT’S DISCUSSION AND ANALYSIS

Market silver prices impact the value of silver produced as a by-product at some of our mines. When the silver price increases, by-product credits increase and our total cash costs per ounce decrease. In the past, we have used silver sales contracts to sell a portion of our annual silver production, which has helped to mitigate the impact of volatility in market prices, and we may use such contracts in the future. The flexibility under our silver sales contracts allows us to benefit from higher market silver prices by choosing to deliver silver production into the silver spot market. If we choose to deliver a portion of our silver production under silver sales contracts, the prices for those deliveries may be below prevailing market prices.

3. Weakening of the US dollar Against Major Currencies

AUD$ Spot and Average Monthly Hedge Rates
(A$:US$ exchange rate)

CAD$ Spot and Average Monthly Hedge Rates
(C$:US$ exchange rate)

The US dollar significantly depreciated against many major currencies in 2003 and 2004. The weakening of the US dollar was largely due to a record US trade deficit and low interest rates that, after taking into account inflation, provided negative real returns. As these conditions remain, and as the United States seeks to improve the competitiveness of its exports, further devaluation of the US dollar may occur.

Results of our mining operations in Australia and Canada, reported in US dollars, are affected by exchange rates between the Australian and Canadian dollar and the US dollar, because a portion of our annual expenditures are based in local currencies. A weaker US dollar causes costs reported in US dollars to increase, because local currency denominated expenditures have become more expensive in US dollars. We have a currency hedge position as part of our strategy to control costs by mitigating the impact of a weaker US dollar on Canadian and Australian dollar-based expenditures. Over the last three years, our currency hedge position has provided benefits to us in the form of hedge gains when contract exchange rates are compared to prevailing market exchange rates as follows: 2004 – $96 million; 2003 – $58 million; 2002 – $7 million. These gains are included in our operating costs.

At December 31, 2004, we had hedged local currency-based expenditures for about the next three years at average exchange rates that are more favorable than market rates in early 2005. The average rates for currency contracts designated against operating costs over the next three years are $0.64 for Australian dollar contracts and $0.72 for Canadian dollar contracts. Further details of our currency hedge position are included in note 16 to the Financial Statements. Beyond three years, most of our local currency denominated costs are subject to market currency exchange rates. If the trend of a weakening US dollar continues, we do not expect that this will significantly impact our results of

BARRICK Annual Report 2004

MANAGEMENT’S DISCUSSION AND ANALYSIS

operations over the next three years because of the protection we have under our currency hedge position. Beyond the next three years, our results could be affected, depending upon whether we add to our currency hedge positions in the future.

4. Higher Energy Prices

Crude Oil Market Price
(Dollars per Barrel)

Diesel Fuel and Propane

Prices of commodities, such as diesel fuel and propane, are subject to volatile price movements over short periods of time and are affected by factors that are beyond our control. Annually, we consume about 1.3–1.7 million barrels of diesel fuel and 20–25 million gallons of propane at our mines. The cost of these commodities affects our costs to produce gold.

Crude oil is refined into diesel fuel that is used by us at our mines. Due mainly to global supply shortages and a weakening US dollar, crude oil prices rose in 2004, with a corresponding rise in diesel fuel prices. To control costs by mitigating the impact of rising diesel fuel prices, we put in place a fuel hedge position of 2.4 million barrels, a portion of estimated future diesel fuel consumption over the next three years with an average cap price of $39 per barrel and participation to an average floor price of $29 per barrel on about half the position. In 2004, we realized benefits in the form of hedge gains totaling $4 million when contract prices were compared to market prices. If the trend of increasing diesel fuel prices continues, this could impact future gold production costs, albeit mitigated by our present fuel hedge position. We also have a propane hedge position of 29 million gallons at an average price of $0.79 per gallon, that will help to control the cost of a portion of propane consumption at our mining operations over the next two years, and mitigate the impact of volatility in propane prices.

Electricity

Electricity prices have risen in recent years as a result of diesel fuel price increases and natural gas demand, as well as excess demand for electricity. Annually we consume about 1.3–1.5 billion kilowatts of electricity at our mines. Fluctuations in electricity prices or in electricity supply impact costs to produce gold. To control electricity costs, we are building a 115-megawatt natural gas-fired power plant in Nevada that will supply our Goldstrike mine, and reduce the mine’s dependence on the regulated utility in Nevada. The sourcing of electricity from this power plant is expected to reduce total cash costs by an average of about $10 per ounce at Goldstrike over the remaining life of the mine, compared to recent costs of obtaining power from the regulated power utility. The plant is targeted to begin operating in fourth quarter 2005. We are also entering into long-term power supply arrangements for some mines; building powerlines to link into power grids; actively reviewing alternative sources of supply of electricity; and looking at other options across many of our larger mines and development projects.

BARRICK Annual Report 2004

MANAGEMENT’S DISCUSSION AND ANALYSIS

5. Other Inflationary Cost Pressures

The mining industry has been experiencing significant inflationary cost pressures with increasing costs of labor and prices of consumables such as steel, concrete and tires. The cost of consumables such as steel and concrete mainly impacts mine construction costs. The costs of tires mainly impacts cash production costs. For steel in particular, world demand in excess of supply caused steel prices to increase significantly in 2004. We are directly and indirectly impacted by rising steel prices through the cost of new mine equipment and grinding media, as well as structural steel used in mine construction. We are focusing on supply chain management and continuous improvement initiatives to mitigate the impact of higher steel prices, including controlling usage and extending the life of plant and equipment, where possible.

6. Declining US dollar interest rates

Interest Rate %

US dollar interest rates have been relatively low by historic standards over the past three years due mainly to ongoing weak economic conditions; easy monetary policies; low inflation expectations; and increasing demand for low-risk investments. This lower interest-rate environment has enabled us to secure new sources of financing in 2004 at relatively attractive interest rates.

Volatility in interest rates mainly affects interest receipts on our cash balances ($1,398 million outstanding at the end of 2004), and interest payments on variable-rate long-term debt ($411 million outstanding at the end of 2004). Based on the relative amounts of variable-rate financial assets and liabilities at the end of 2004, declining interest rates would have a negative impact on our results. In the future we expect these relative amounts to change as we invest cash in our development projects. The amount of cash balances may decrease from levels at December 31, 2004, subject to the amount of operating cash flow we generate in the future, as well as other sources of and uses for cash. In response to the volatility in interest rates, we have used interest rate swaps to alter the relative amounts of variable-rate financial assets and liabilities and to mitigate the overall impact of changes in interest rates. Management of interest-rate risk takes into account the term structure of variable-rate financial assets and liabilities. On $300 million of our cash balances, we have fixed the interest rate through 2008 at 3.3%. On our Bulyanhulu project financing, we have fixed the Libor-based rate for the remaining term of the debt at 4.45%. These interest rate swaps have provided benefits to us in the form of hedge gains, when rates under the swaps are compared to market interest rates, totaling $16 million in 2004, $13 million in 2003 and $6 million in 2002. In the future we may alter the notional amounts of interest rate swaps outstanding, as the relative amounts of variable-rate assets and liabilities change, to attempt to manage our exposure to interest rates.

Interest rates have historically been correlated with forward gold prices compared to current market prices. In periods of higher interest rates, forward gold prices have generally been higher. Consequently in periods of higher interest rates we have been able to secure more favorable future prices under fixed-price gold sales contracts.

BARRICK Annual Report 2004

MANAGEMENT’S DISCUSSION AND ANALYSIS

Results

Selected Annual Information

For the years ended December 31
($ millions, except per share
and per ounce data in dollars)	Targets for 2004[1]	2004	2003	2002

Gold production (’000s oz)	4,900–5,000	4,958	5,510	5,695
Gold sales
(’000s oz)		4,936	5,554	5,805
$ millions		$1,932	$2,035	$1,967
Market gold price[3]		409	363	310
Realized gold price[3]		391	366	339
Total cash costs[3,4]	$205–215	212	189	177
Amortization	480–490	452	522	519
Net income		248	200	193
Net income per share
Basic		0.47	0.37	0.36
Diluted		0.46	0.37	0.36
Dividends per share		0.22	0.22	0.22
Cash inflow (outflow)
Operating activities		506	519	588
Capital expenditures	(900)[2]	(824)	(322)	(228)
Financing activities		741	(266)	(61)
Total assets		6,274	5,358	5,261
Total long-term financial liabilities		$1,707	$789	$819
Gold reserves (millions of contained oz)		89.1	85.9	86.9
Fixed-price gold sales contracts (millions of oz)		13.5	15.5	18.1

1.	As disclosed in the 2003 Annual Report.

2.	As disclosed in the second quarter 2004 report.

3.	Per ounce weighted average.

4.	For an explanation of the use of non-GAAP performance measures, refer to pages 67 to 70 of Management’s Discussion and Analysis.

Overview of 2004 Versus 2003

Earnings

In 2004, higher cash production costs were offset by higher gold selling prices, but earnings were impacted by lower gold sales volumes. Based on the difference between average realized gold prices and average total production costs per ounce, the impact of lower sales volumes was to decrease pre-tax earnings by about $54 million.

As expected, gold production in 2004 was lower than 2003, and total cash costs per ounce were higher, mainly due to the expected mining of lower ore grades in 2004. Higher spot gold prices enabled us to realize higher selling prices for our gold production, and mitigate the impact on revenue of 11% lower sales volumes. We sold about 59% of our production into the spot market, and 41% into our gold sales contracts at prices lower than prevailing market prices. By voluntarily delivering into some of our gold sales contracts, we reduced our fixed-price gold sales contracts by 2 million ounces, and we accepted an $89 million opportunity cost, compared to delivering all of our production at market prices, with corresponding lower revenues from gold sales.

BARRICK Annual Report 2004

MANAGEMENT’S DISCUSSION AND ANALYSIS

Earnings in 2004 benefited from $25 million lower pre-tax interest expense, a $203 million income tax recovery, and pre-tax gains on sale of assets totaling $34 million, partly offset by pre-tax impairment charges totaling $139 million on long-lived assets. Interest expense decreased by $25 million mainly due to amounts capitalized at development projects in 2004. The $203 million income tax recovery in 2004 included a credit of $141 million following the resolution of a tax assessment in Peru, and a credit of $81 million due to a change in tax status in Australia following the adoption of certain aspects of new tax legislation. Earnings in 2003 included a $60 million post-tax non-hedge derivative gain (2004 – $9 million post-tax) and deferred tax credits totaling $62 million, partly offset by post-tax charges of $11 million on settlement of the Inmet litigation and $17 million for the cumulative effect of accounting changes.

Special Items – Effect on earnings increase (decrease) ($ millions)

	2004		2003		2002
For the years ended December 31	Pre-tax	Post-Tax	Pre-tax	Post-Tax	Pre-tax	Post-Tax

Non-hedge derivative gains (losses)	$5	$9	$71	$60	$(6)	$6
Inmet litigation costs	—	—	(16)	(11)	—	—
Gains on asset sales	34	28	34	27	8	5
Impairment charges on long-lived assets	(139)	(96)	(5)	(3)	(11)	(11)
Impairment charges on investments	(5)	(5)	(11)	(11)	—	—
Changes in asset retirement obligation cost estimates	(22)	(17)	(10)	(10)	—	—
Cumulative effect of accounting changes	—	—	(17)	(17)	—	—
Resolution of Peruvian tax assessment
Outcome of tax uncertainties	—	141	—	—	—	—
Reversal of other accrued costs	21	15	—	—	—	—
Deferred tax credits
Change in Australian tax status	—	81	—	—	—	—
Release of valuation allowances/outcome of uncertainties	—	5	—	62	—	22
Total	(106)	161	46	97	(9)	22

Cash Flow

Our closing cash position at the end of 2004 increased by $428 million to $1,398 million. Operating cash flow decreased slightly in 2004 mainly due to the lower gold sales volumes and increases in supplies inventory at our development projects, partly offset by lower payments for income taxes. Capital expenditures increased by $502 million to $824 million mainly due to construction activity at our development projects. We received $974 million from new financing put in place primarily to fund construction at our development projects; we paid dividends totaling $118 million and we spent $95 million on our share buyback program.

Consolidated Gold Production and Sales

Gold production and production costs

By replacing gold reserves depleted by production year over year, we can maintain production levels over the long term. If depletion of reserves exceeded discoveries over the long term, then we may not be able to sustain gold production levels. Reserves can be replaced by expanding known orebodies or by locating new deposits. Once a site with gold mineralization is discovered, it may take several years from the initial phases of drilling until production is possible, during which time the economic feasibility of production may change. Substantial expenditures are required to establish

BARRICK Annual Report 2004

MANAGEMENT’S DISCUSSION AND ANALYSIS

proven and probable reserves and to construct mining and processing facilities. Given that gold exploration is speculative in nature, some exploration projects may prove unsuccessful.

Our financial performance is affected by our ability to achieve targets for production volumes and total cash costs. We prepare estimates of future production and total cash costs of production for our operations. These estimates are based on mine plans that reflect the expected method by which we will mine reserves at each mine, and the expected costs associated with the plans. Actual gold production and total cash costs may vary from these estimates for a number of reasons, including if the volume of ore mined and ore grade differs from estimates, which could occur because of changing mining rates; ore dilution; metallurgical and other ore characteristics; and short-term mining conditions that require different sequential development of ore bodies or mining in different areas of the mine. Mining rates are impacted by various risks and hazards inherent at each operation, including natural phenomena, such as inclement weather conditions, floods, and earthquakes; and unexpected labor shortages or strikes. Total cash costs per ounce are also affected by changing waste-to-ore stripping ratios, ore metallurgy that impacts gold recovery rates, labor costs, the cost of mining supplies and services, and foreign currency exchange rates. In the normal course of our operations, we attempt to manage each of these risks to mitigate, where possible, the effect they have on our operating results.

In 2004, production from our portfolio of mines was in line with plan. As expected, production in 2004 was 10% lower than in 2003 primarily as a result of mining lower-grade ore at Goldstrike Open Pit, Pierina and Eskay Creek, partly offset by higher production at Bulyanhulu. Ounces sold decreased by 11% compared to 2003, consistent with the lower production levels. As our development projects commence production beginning in 2005, we are targeting annual gold production to rise to between 6.8 and 7.0 million ounces by 2007 at total cash costs slightly above $200 per ounce. In 2005, we expect to produce about 5.4–5.5 million ounces at total cash costs of between $220 and $230 per ounce.

Our Pierina and Eskay Creek mines produced about 17 million ounces of silver by-products in 2004. The incidental revenue from sales of silver is classified as a component of our reported “total cash costs per ounce” statistics, which is one of the key performance measures that we use to manage our business. At December 31, 2004, the silver content in our gold reserves was about 911 million ounces. After production begins at Pascua-Lama, we expect that our annual silver production will increase significantly.

Consolidated Total Cash Costs Per Ounce

For the years ended December 31
(in dollars per ounce)	Target for 2004	2004	2003	2002

Cost of sales[1]		$248	$210	$191
Currency hedge gains		(19)	(12)	(1)
By-product credits		(30)	(21)	(20)
Cash operating costs		199	177	170
Royalties/mining taxes		13	12	7
Total cash costs[2]	$205–215	$212	$189	$177

1.	At market currency exchange rates.

2.	For an explanation of the use of non-GAAP performance measures, refer to pages 67 to 70 of Management’s Discussion and Analysis.

BARRICK Annual Report 2004

MANAGEMENT’S DISCUSSION AND ANALYSIS

Total cash costs for 2004 were in line with the original full-year guidance. As expected, total cash costs in 2004 were higher than in 2003, primarily due to processing lower-grade ore at Goldstrike Open Pit, Round Mountain and Pierina, combined with the effect of changes in average currency hedge rates on total cash costs at our Australian mines.

Revenue from gold sales

We realized an average selling price of $391 per ounce for our gold production in 2004, compared to $366 per ounce in 2003, when average market gold prices were lower. Our average realized price in 2004 reflects delivery of 59% of ounces sold into the spot market at market prices, and 41% into gold sales contracts at selling prices below prevailing market prices. We exceeded our target for reducing our fixed-price gold sales contracts by 0.5 million ounces in 2004, ending the year with a 2 million ounce reduction. The price realized for gold sales in 2005 and beyond will depend upon spot market conditions and the selling prices of any gold sales contracts into which we voluntarily deliver, which could be below prevailing spot market prices.

Results of Operating Segments

In our Financial Statements we present a measure of historical segment income that reflects gold sales at average consolidated realized gold prices, less segment operating costs and amortization of segment property, plant and equipment. Our segments include: producing mines, development projects and our corporate exploration group. For each segment, factors influencing consolidated realized gold prices apply equally to the segments, and therefore the factors have not been repeated in the discussion of individual segment results. We monitor segment operating costs using “total cash costs per ounce” statistics that represent segment operating costs divided by ounces of gold sold in each period. The discussion of results for each segment focuses on this statistic in explaining changes in segment operating costs. We also discuss significant variances from prior public guidance for gold production and total cash costs per ounce statistics for each segment.

Conducting mining activities in countries outside North America subjects us to various risks and uncertainties that arise from carrying on business in foreign countries including: uncertain political and economic environments; war and civil disturbances; changes in laws or fiscal policies; interpretation of foreign taxation legislation; and tax implications on repatriation of foreign earnings. We monitor these risks on an ongoing basis and mitigate their effects where possible, but events or changes in circumstances could materially impact our results and financial condition.

For development projects, we prepare estimates of capital expenditures; reserves and costs to produce reserves. We also assess the likelihood of obtaining key governmental permits, land rights and other government approvals. Estimates of capital expenditures are based on studies completed for each project, which also include estimates of annual production and production costs. Adverse changes in any of the key assumptions in these studies or other factors could affect estimated capital expenditures, production levels and production costs, and also the economic feasibility of a project. We take steps to mitigate potentially adverse effects of changes in assumptions or other factors. Prior to the commencement of production, the segment results for development projects reflect expensed mine development and mine start-up costs.

North America

In 2004, production was at the low end of the original guidance for the year and total cash costs were better than the original guidance for the year. Total cash costs per ounce reflected lower costs than plan at the Goldstrike Open Pit and Eskay Creek, partly offset by higher costs at Round Mountain and Hemlo. Total cash costs for the North America region in 2004 were not significantly affected by the impact of a weakening US dollar on our Canadian mines or by rising fuel prices, because we mitigated these exposures through our currency

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MANAGEMENT’S DISCUSSION AND ANALYSIS

and fuel hedge programs as part of our focus on controlling costs.

The region produced 8% less gold in 2004 compared with 2003 mainly because of the expected mining of lower-grade ore at the Goldstrike Open Pit and Eskay Creek. Compared to 2003, total cash costs per ounce were 6% higher in 2004, as a result of the processing of lower-grade ore.

In 2005, gold production from the North America region is expected to decline by 5% to about 2.8 million ounces due to the processing of lower-grade ore at Eskay Creek and following the depletion of reserves at Holt-McDermott in 2004. Total cash costs for the region are expected to increase by 10% to about $245 per ounce, mainly due to the processing of lower-grade ore at Round Mountain and Eskay Creek, as well as slightly higher costs at Goldstrike.

Goldstrike, United States

Segment income decreased by $1 million in 2004 from 2003 levels, mainly due to 14% lower gold sales volumes and 5% higher total cash costs per ounce, partly offset by 7% higher realized gold prices and 7% lower amortization expense.

Gold production at the open pit was slightly higher than plan in 2004, and total cash costs per ounce were slightly lower than plan. With the planned mining of lower-grade ore in 2004, partly offset by better gold recovery rates, open-pit production was 11% lower and total cash costs per ounce were 6% higher than in 2003. Revenues decreased by 8%, with a 17% decrease in ounces sold, due to the lower gold production levels in 2004, partly offset by a 7% increase in realized gold prices.

At the underground mine, production was 5% below the low end of the original range of guidance due to lower than expected availability of the Rodeo backfill raise, changes to mine sequencing, and higher maintenance costs due to unexpected repairs to electrical transformers. Total cash costs per ounce were at the high end of the original range of guidance for 2004 due to the lower production volumes and higher backfill haulage costs. Production was slightly higher than 2003 and total cash costs per ounce were similar to 2003, mainly due to better gold recovery rates and processing of slightly higher-grade ore in 2004.

Amortization expense decreased by $11 million in 2004 mainly due to the effect of lower gold sales volumes, combined with the impact of reserve increases at the beginning of 2004 that caused a $15 million decrease in amortization expense.

In 2004, the Nevada Public Utilities Commission approved our proposal to build a 115-megawatt natural gas-fired power plant in Nevada to supply our Goldstrike mine. The plant is targeted to commence operations in fourth quarter 2005. Highlights include:

>	The construction permit for the foundation and buried services was received in fourth quarter 2004.

>	Engineering work for the project is substantially complete and site preparation commenced in fourth quarter 2004. Construction of the power plant was subcontracted to a third-party contractor, and $18 million was spent on construction in 2004.

>	We expect to file an application for a building construction permit in first quarter 2005.

>	The natural gas supplier to the power plant is applying for permits to enable the construction of a short extension from an existing gas pipeline to the power plant site.

Eskay Creek, Canada

Segment income decreased by $13 million in 2004, mainly due to 18% lower gold sales volumes and 9% higher amortization expense, partly offset by 40% lower total cash costs per ounce and 7% higher realized gold prices. Revenues decreased by 14%, with an 18% decrease in ounces sold, due to the lower gold production levels in 2004, partly offset by a 7% increase in realized gold prices.

Production for 2004 was slightly lower than plan due to lower than expected ore grades and unscheduled backfill plant maintenance. Total cash costs per ounce were better than plan, mainly due

BARRICK Annual Report 2004

MANAGEMENT’S DISCUSSION AND ANALYSIS

to higher by-product credits caused by higher silver prices, partly offset by the impact of processing lower-grade ore and higher maintenance costs. Compared to 2003, as expected, production decreased by 18% because of a 4% decline in quantity of ore processed, and an 18% decline in ore grade. Total cash costs per ounce were 40% lower than 2003 mainly due to higher by-product credits in 2004 caused by higher silver prices, partly offset by the impact of lower ore grades.

Amortization expense increased by $4 million in 2004 mainly due to the impact of downward revisions to reserve estimates in 2004 that increased amortization rates, partly offset by the effect of lower gold sales volumes.

In fourth quarter 2004, the Eskay Creek mine was tested for impairment effective December 31, 2004. An impairment charge of $58 million was recorded, which is not included in the measure of segment income. For further details see page 64.

Round Mountain (50% owned), United States

Segment income decreased by $5 million in 2004, mainly due to 28% higher total cash costs, partly offset by 7% higher realized gold prices. Revenues increased by 6% mainly due to 7% higher realized gold prices.

Production was 4% higher than the high end of the original range of guidance for 2004, but at slightly higher total cash costs per ounce. Production was positively impacted by the continuing recovery of gold from leach pads where ore was placed in prior years. Higher total cash costs per ounce were mainly due to higher royalty costs, caused by higher market gold prices, as well as higher purchase costs and consumption of both cyanide and lime. Compared to 2003, gold production was 3% lower due to an expected decline in ore grades partly offset by an increase in quantities of ore processed. Total cash costs per ounce increased by 28% over 2003 as a result of mining lower-grade ore in 2004, higher royalties, and higher purchase costs and consumption of both cyanide and lime. Higher recovery rates of gold from leach pads in 2003 also contributed to the year on year change in total cash costs per ounce.

Amortization expense decreased by $3 million mainly due to slightly lower gold sales volumes combined with the effect of reserve increases at the beginning of 2004 on amortization rates.

Hemlo (50% owned), Canada

Segment income decreased by $3 million in 2004, mainly due to 10% lower gold sales volumes, combined with 6% higher total cash costs per ounce, partly offset by 7% higher realized gold prices. Revenues decreased by $5 million as 10% lower gold sales volumes were partly offset by 7% higher realized gold prices.

In 2004, production was 10% lower than plan and total cash costs per ounce were 13% higher than plan primarily because ground stability issues caused mining to occur in lower-grade areas of the mine. A decline in ore grades in 2004 was the primary reason for the lower gold production and higher total cash costs per ounce compared with 2003.

East Archimedes, United States

In September 2004, a decision was made to proceed with the East Archimedes project at the Ruby Hill mine site in Nevada. The project is an open-pit, heap leach operation exploiting the East Archimedes deposit, a deeper continuation of the ore mined previously at Ruby Hill. Construction capital is estimated at about $75 million over an expected two-year construction phase that begins once permitting is secured. The mining fleet has been ordered and permitting work is ongoing. The project has an expected life-of-mine strip ratio of 9:1 and assumes an average mining rate of 100,000 tons per day. The first gold pour is targeted for mid-2007.

BARRICK Annual Report 2004

MANAGEMENT’S DISCUSSION AND ANALYSIS

South America

In 2004, all production was from the Pierina mine. Lagunas Norte and Veladero are expected to begin production and contribute to the South America region’s results in the second half of 2005. In 2005, we expect production to increase by about 90% to about 1.2 million ounces, mainly due to the production start-up at Lagunas Norte and Veladero. Total cash costs are expected to increase by 25% to about $133 per ounce, mainly due to higher costs at Pierina following an increase in the stripping ratio from 60:1 to 86:1 and the impact of new production from Veladero and Lagunas Norte. The higher stripping ratio at Pierina mainly reflects the updating of the mine plan to incorporate additions to reserves at the end of 2004.

Pierina, Peru

Segment income decreased by $15 million in 2004 mainly due to 29% lower gold sales volumes, combined with 28% higher total cash costs per ounce, partly offset by 7% higher realized gold prices and lower amortization rates. Revenues decreased by $81 million as 29% lower gold sales volumes were partly offset by 7% higher realized gold prices.

In 2004, production was slightly higher than plan, however total cash costs per ounce were 6% higher than the upper end of the range of guidance for the year. The ability to access higher-grade ore at the mine was delayed due to a change in the mining plan to adjust for minor pit slope instability in the west pit wall. Higher fuel prices and lower by-product credits, due to lower quantities of silver contained in the ore processed in 2004, as well as processing of lower-grade ore, all contributed to higher total cash costs per ounce. Compared to 2003, production was 29% lower and total cash costs per ounce were 28% higher, due to the expected mining of lower-grade ore. Higher labor costs in 2004 also contributed to the increase in total cash costs over 2003.

Amortization expense decreased by $59 million mainly due to the lower gold sales volumes, combined with the effect of reserve increases at the beginning of the year that lowered amortization rates and caused amortization expense to decrease in 2004 by $9 million.

Lagunas Norte, Peru

In 2004, the segment loss of $12 million represents expensed mine development costs prior to May 1, 2004 when the project achieved the criteria to classify mineralization as a reserve for US reporting purposes, together with $3 million of expensed mine start-up costs. In 2003, the segment loss of $29 million represented expensed mine development costs for a full year.

The project remains on schedule for its first gold pour in the third quarter of 2005. The first three full years of production at Lagunas Norte are now expected to average approximately 800,000 ounces of gold annually at total cash costs of about $155 per ounce. The project’s reserves increased by 2.0 million ounces, or 28%, to 9.1 million ounces at year-end 2004. Higher gold prices have allowed us to bring more ounces into production in the first three full years, but due to the lower ore grades associated with these ounces, our total cash costs per ounce have also increased. Highlights include:

>	The Lagunas Norte/Alto Chicama Legal Stability Agreement between Barrick and the Peruvian Government was executed in January 2005. This agreement will provide greater certainty over the foreign exchange and fiscal administrative regime for 15 years, including real estate taxes, custom duties, VAT and excise taxes.

>	Construction of the overall project was about 70% complete at the end of 2004, with about 4,000 workers on-site.

>	Construction costs of $182 million were spent in 2004, of which $40 million relates to the purchase of the mine fleet, main auxiliary mine equipment and other mine equipment.

>	Approval of the Environmental Impact Statement and principal construction permit was received in first quarter 2004.

>	Overliner material is being placed on the leach pad.

>	The power line was completed and energized in January 2005.

BARRICK Annual Report 2004

MANAGEMENT’S DISCUSSION AND ANALYSIS

Veladero, Argentina

In 2004, the segment loss of $5 million represents expensed mine start-up costs. In 2003, the segment loss of $18 million represented expensed mine development costs prior to October 1, 2003 when the project achieved the criteria to classify mineralization as a reserve for US reporting purposes.

The project remains on schedule for its first gold pour in the fourth quarter of 2005. The first three full years of production at Veladero are now expected to average approximately 700,000 ounces of gold annually at total cash costs of about $200 1 per ounce. The project’s reserves increased by 1.7 million ounces, or 16%, to 12.8 million ounces at year-end 2004. Higher gold prices have allowed us to bring more ounces into production in the first three full years, but due to the lower ore grades associated with these ounces, our total cash costs per ounce have also increased. During 2004, we revised our construction capital estimate upwards to about $540 million from our previous estimate of $475 million due to a number of factors including: increases in prices for commodities, such as fuel, concrete and steel; exchange rate variations; higher labor costs; increased winter operations costs; and some preliminary changes to the scope of the project. Estimated future total cash costs are also being affected by similar cost pressures. We are evaluating a number of alternatives to control the cost increases, which may require some additional capital investment. Highlights include:

>	Construction costs of $284 million were spent in 2004 and the project is about 65% complete.

>	Internal mine road construction is complete.

>	Work on the truck shop facility was complete in December 2004.

>	Steel erection on the secondary crusher is progressing on schedule and the main crusher components have been installed. Construction of the other plant facilities is well advanced.

>	The assay lab was commissioned in fourth quarter 2004.

>	Construction of the valley-fill heap leach facility embankment began in 2004 and was complete in February 2005.

>	Pre-stripping activities have steadily improved in fourth quarter 2004 due to improvements in equipment availability, blasting techniques and the use of experienced shovel operators brought in to assist with mining activities and to train others.

Pascua-Lama, Chile/Argentina

In 2004, we made a decision to proceed with the development of the Pascua-Lama project in Chile/Argentina. The development is contingent on obtaining the necessary permits, approvals and fiscal regimes. Pascua-Lama is a large, low total cash cost, long-life asset that is expected to contribute to our production, cash flow and earnings for many years. We believe that few undeveloped gold deposits exist in the world that are of comparable size and quality to Pascua-Lama. Pascua-Lama is also expected to increase our leverage to silver. Furthermore, development of the Pascua-Lama project, combined with Veladero and the large associated land holdings with regional exploration potential, presents an opportunity to develop the area as one large gold district.

Annual production is estimated between 750,000-775,000 ounces of gold and about 30 million ounces of silver over the first ten years at estimated total cash costs of about $130–140 1 per ounce. The project’s gold reserves increased by 0.8 million ounces, or 5%, to 17.6 million ounces at year-end 2004. Pre-production construction costs are estimated at about $1.4–1.5 billion, excluding capitalized interest. A further $0.3 billion of capital is expected to be spent in the three years after production startup for a plant expansion and flotation circuit to increase capacity from 33,000 to 44,000 metric tons per day. The permitting phase of the Pascua-Lama project is expected to be completed by the end of 2005. An expected three-year construction phase will begin once permitting has been completed and other fiscal and taxation matters have been finalized, with production targeted to commence in 2009.

1.	Subject to exchange rate fluctuations and applicable export duties.

BARRICK Annual Report 2004

MANAGEMENT’S DISCUSSION AND ANALYSIS

In 2004, the segment loss of $4 million represents expensed mine start-up costs. In 2003, all project costs incurred were capitalized, resulting in no segment income or loss. We incurred capital expenditures of $35 million in 2004.

Recent focus has been on community/government relations, permitting, protocol implementation and tax stability. A mining protocol for the project, which straddles the border of Chile and Argentina, was signed by both governments. The protocol provides the framework for resolving certain issues such as border crossings by personnel and materials. Environmental impact assessments were filed by the end of 2004 and approval is sought by the end of 2005.

Australia /Africa

Gold production in 2004 was slightly higher than plan mainly due to the mining of higher-grade ore at Kalgoorlie, partly offset by slightly lower production than plan at Plutonic and Bulyanhulu. Total cash costs per ounce were 3% higher than the upper end of the range of original guidance for the year mainly due to higher costs at Plutonic and Bulyanhulu. Changes in market currency exchange rates in 2004 did not significantly impact total cash costs per ounce because we mitigated this exposure through our currency hedge program.

In 2004, gold production was 1% higher than 2003 as higher production at Kalgoorlie and Bulyanhulu was partly offset by lower production at Plutonic. Total cash costs per ounce were 14% higher than 2003 mainly because of the processing of lower-grade ore at Plutonic, combined with the effect of increases in average Australian dollar currency hedge rates. The average rates of currency hedge contracts vary year on year, which impacts reported total cash costs per ounce. The average exchange rate of hedge contracts in 2004 was $0.58 compared to $0.55 in 2003, which caused total cash costs per ounce to increase slightly in 2004.

In 2005, production from the Australia/Africa region is expected to increase by 7% to about 1.4 million ounces, mainly due to the production start-up at Tulawaka in first quarter 2005. Total cash costs per ounce are expected to increase by 7% to about $257 per ounce, mainly due to a 5% increase in the average exchange rate of Australian currency hedge contracts designated for 2005, but the average exchange rate remains significantly better than current spot exchange rates.

Kalgoorlie (50% owned), Australia

Segment income increased by $10 million in 2004, mainly due to the combined effect of 12% higher gold sales volumes and 7% higher realized gold prices, partly offset by 11% higher total cash costs per ounce.

Production was higher than plan in 2004 due to better-than-expected ore grades and gold recovery rates. Total cash costs per ounce were at the low end of the range of the guidance for the year as better ore grades and recovery rates were partly offset by higher than expected maintenance costs. Gold production was consistent with 2003 as ore tons processed and ore grades were similar to 2003. Total cash costs per ounce were 11% higher than 2003 primarily due to higher maintenance and labor costs, higher fuel prices, and the year on year effect of average exchange rates of currency hedge contracts.

Plutonic, Australia

Segment income decreased by $6 million in 2004 as 4% lower gold sales volumes, combined with 16% higher total cash costs per ounce, were partly offset by 7% higher realized gold prices. Revenues were higher in 2004 as 7% higher realized gold prices were partly offset by 4% lower gold sales volumes.

Production in 2004 was slightly lower than plan and total cash costs per ounce were 14% higher than the upper end of the range of guidance for the year primarily due to the mining of greater quantities of lower-grade open-pit ore. Temporary problems with ground conditions restricted mining

BARRICK Annual Report 2004

MANAGEMENT’S DISCUSSION AND ANALYSIS

of higher-grade ore in the Timor underground area for part of the year, and consequently the mine processed more open-pit ore than planned. Compared with 2003, gold production was 9% lower mainly due to a 12% decrease in ore tons processed. In 2003, ore tons processed were higher because a secondary mill was operating but this mill ceased operating in mid-2004. Total cash costs per ounce were 16% higher than 2003 mainly due to the combined effect of higher fuel, haulage and maintenance costs and the year on year effect of average rates of currency hedge contracts.

Bulyanhulu, Tanzania

Segment income was $6 million higher in 2004 as 14% higher gold sales volumes, combined with 7% higher realized gold prices, were partly offset by 15% higher total cash costs per ounce. Revenues were 24% higher in 2004 reflecting the higher gold sales volumes and realized gold prices.

Gold production in 2004 was slightly lower than plan and total cash costs per ounce were 9% higher than the upper end of the range of guidance for the year. Both production and total cash costs per ounce were impacted by higher ore dilution, which caused an 8% decline in the grade of ore processed compared with plan. Compared with 2003, gold production was 12% higher mainly due to a 15% increase in the tons of ore processed due to improved mill performance. Total cash costs per ounce were 15% higher than 2003 due to higher costs of mine site administration and underground maintenance, partly offset by higher copper byproduct credits due to higher market copper prices.

Cowal, Australia

In 2004, the segment loss of $1 million represents expensed mine start-up costs. In 2003, all project costs incurred were capitalized, resulting in no segment income or loss.

The Cowal project in Australia is progressing well and production is expected to commence in first quarter 2006. The first full three years of production at Cowal are expected to be approximately 230,000 ounces of gold annually at total cash costs of about $2401per ounce. During 2004, we revised our construction capital estimate up to approximately $305 million due to factors including increases in commodity and consumable prices, and the very competitive construction labor market in Australia. Expected total cash costs per ounce are also being affected by similar cost pressures. Highlights include:

>	Capital expenditures were $73 million, slightly higher than plan as expenditures, originally expected to occur in 2006, were brought forward to 2005 to realize construction efficiencies.

>	The pipeline for water supply is complete.

>	Bulk excavation for the primary crusher is substantially complete.

>	Drilling of pit dewatering bores is complete and the design of additional bores for water supply is underway.

>	Purchase orders have been placed for major mining equipment items.

>	The construction contract for the electricity transmission line was awarded to a contractor. The contractor started construction on permitted sections in early 2005 and the timing of completion of the entire line is dependent upon receipt of the remaining permits.

>	Earthworks is progressing with the northern tailings facility 80% complete and the tailings return pipeline substantially complete.

>	The principal authorizations necessary for construction of Cowal have been obtained or are in process, with the additional required sectoral permits expected in due course.

Tulawaka (70% owned), Tanzania

In 2004, development costs were capitalized from January 1, 2004, when the project achieved the criteria to classify mineralization as a reserve for US reporting purposes, resulting in no segment income or loss. In 2003, all mine development costs were expensed as incurred.

The Tulawaka project is on schedule for its first gold pour in first quarter 2005. Our economic share under the terms of the joint venture of the

1.	Subject to exchange rate fluctuations.

BARRICK Annual Report 2004

MANAGEMENT’S DISCUSSION AND ANALYSIS

first full three years of production at Tulawaka is expected to average about 90,000 ounces of gold annually at total cash costs of approximately $180 per ounce. Highlights include:

>	Construction capital of $48 million (100% basis) was spent in 2004.

>	Earthworks and site preparation were near completion at the end of 2004.

Other Costs and Expenses

Exploration, Development and Business Development Expense

For the years ended
December 31 ($ millions)	2004	2003	2002

Exploration costs
North America	$30	$22	$16
Australia/Africa	40	22	15
South America	20	19	7
Russia/Central Asia	5	4	4
Other countries	1	–	–
	96	67	42
Mine development costs
Veladero	–	18	20
Lagunas Norte	9	29	29
Other projects	5	6	3
	14	53	52
Mine start-up costs
Veladero	5	–	–
Lagunas Norte	3	–	–
Cowal	1	–	–
Pascua-Lama	4	–	–
	13	–	–

Business development/other	18	17	10

	$141	$137	$104

>	The mining contract has been awarded to an external contractor.

>	Process plant construction is well underway with the completion of power plant installation and commissioning, substantial completion of the SAG mill, concrete and structured steel installation and other site infrastructure buildings.

>	Plant handover is expected in first quarter 2005.

In 2004, we spent more than both plan and the prior year on our exploration program as part of our strategy to grow our reserves. Higher activity at Goldstrike, Eskay Creek and Round Mountain led to an increase in expenditures for North America. Higher activity in Tanzania, primarily at the Buzwagi project, led to the increase in Australia/Africa.

Development costs are expensed until mineralization is classified as proven and probable reserves for US reporting purposes. At Lagunas Norte, we expensed development costs until May 1, 2004, and at Veladero, we expensed development costs until October 1, 2003, which are the dates when the projects achieved the criteria to classify mineralization as a reserve for US reporting purposes.

In 2005, we expect to spend $150 million on exploration, development and business development. Our exploration expense reflects our planned funding of our various exploration projects. We may spend more or less on these projects depending on the results of ongoing exploration activities, and we may also fund further exploration projects in addition to the presently planned projects for 2005.

BARRICK Annual Report 2004

MANAGEMENT’S DISCUSSION AND ANALYSIS

Other Income Statement Variances

For the years ended December 31
($ millions, except per ounce			%
data and percentages)	2004	2003	change	Comments

Amortization
Absolute amount	$452	$522	(13)%	11% lower sales volumes, combined with lower amortization
				rates per ounce. For 2005, amortization expense will reflect
				an expected 8–10% increase in gold sales volumes and a
				further expected decline in rates per ounce.
Per ounce (dollars)[1]	86	90	(4)%	Reserve increases effective January 1, 2004 caused rates per
				ounce to decrease. For 2005, rates per ounce are expected to
				decrease to between $80 and $85 due to reserve additions at
				the end of 2004 and the effect of an impairment charge recorded
				at Eskay Creek in 2004.
Administration	71	73	(3)%	Severance costs of $9 million were incurred in 2003. Higher
				regulatory compliance costs impacted 2004. Costs in 2005 will
				increase due to the expensing of stock options in the second half
				of the year, which is estimated to add about $15 million to costs.
Interest income	25	31	(19)%	The decrease in 2004 is due to lower average cash balances
				in 2004 compared to 2003. In 2005, interest income is expected
				to increase due to higher expected average cash balances.
Interest costs
Incurred	60	49	22%	The impact of new financings in second half of 2004 caused
				an increase over 2003. Interest incurred is expected to increase
				to between $115 to $120 million in 2005 due to new financing
				put in place in 2004.
Capitalized	(41)	(5)	720%	Higher amounts were capitalized at development projects due
				to construction costs capitalized in 2004, and capitalization at
				Pascua-Lama from July 1, 2004. In 2005, we expect to capitalize
				about $103 million at our development projects.
Expensed	19	44	(57)%

1.	For an explanation of the use of non-GAAP performance measures, refer to pages 67 to 70 of Management’s Discussion and Analysis.

Other (Income) Expense

For the years ended December 31
($ millions)	2004	2003	Comments

Non-hedge derivative gains	$(5)	$(71)	Gains in 2003 included $32 million on gold lease rate swaps
			(2004 – $16 million); and $18 million on currency hedge
			contracts that became ineffective for hedge accounting purposes.
Impairment charge
Eskay Creek	58	—	See page 64.
Peruvian exploration properties	67	—	See page 64.
Gains on asset sales	(34)	(34)
Environmental remediation costs	43	55
Litigation costs	—	16	Costs in 2003 relate to the settlement of the Inmet litigation.
(Gains) losses	(1)	7	Losses in 2003 mainly related to investments under
on investments			a deferred compensation plan.
Other items	30	23
	$158	$(4)

BARRICK Annual Report 2004

MANAGEMENT’S DISCUSSION AND ANALYSIS

Income Taxes

For the years ended December 31
($ millions, except percentages)	2004			2003
			Income tax			Income tax
Effective income tax rates on	Pre-tax	Effective	expense	Pre-tax	Effective	expense
elements of income	income	tax rate	(recovery)	income	tax rate	(recovery)

Net income excluding elements below	$118	28%	$33	$116	20%	$23
Deliveries into gold sales contracts[1]	(89)		—	—		—
Non-hedge derivative gains (losses)	(5)	(80%)	(4)	71	15%	11
Other items	21	30%	6	35	34%	12
	45	78%	35	222	21%	46
Tax only items:
Change in Australian tax status	—	(180%)	(81)	—	—	—
Outcome of tax uncertainties	—	(313%)	(141)	—	—	—
Release of deferred tax valuation allowances recorded in prior years	—	(11%)	(5)	—	(17%)	(36)
Other items	—	(25%)	(11)	—	(2%)	(5)
	$45	(451%)	$(203)	$222	2%	$5

1.	Impact of deliveries in a low tax-rate jurisdiction at contract prices below prevailing market prices.

Our income tax expense or recovery is a function of an underlying effective tax rate applied to income plus the effect of other items that we track separately. The underlying effective rate increased to 28% in 2004 reflecting the higher market gold price environment, with an average market gold price of $409 per ounce. In 2005, we expect our underlying effective tax rate to decrease to about 22% due to a change in the geographic mix of gold production and therefore taxable income by jurisdiction. As gold prices increase, this underlying tax rate also increases, reaching a high of about 25% with market gold prices at or above $475 per ounce. The underlying rate excludes deferred tax credits from changes in valuation allowances; taxes on non-hedge derivative gains and losses; and the impact of deliveries into gold sales contracts in a low tax rate jurisdiction. Deliveries into gold sales contracts in a low tax rate jurisdiction can distort the overall effective tax rate if market gold prices differ from the contract prices, but do not affect the absolute amount of income tax expense.

We record deferred tax charges or credits if changes in facts or circumstances affect the estimated tax basis of assets and therefore the amount of deferred tax assets or liabilities or because of changes in valuation allowances reflecting changing expectations in our ability to realize deferred tax assets. In 2004, we recorded a credit of $141 million on final resolution of a Peruvian tax assessment in our favor. We also recorded credits of $81 million due to a change in tax status in Australia following an election that resulted in a revaluation of assets for tax purposes; and also an election to file tax returns from 2004 onwards in US dollars, rather than Australian dollars. As well, $5 million of valuation allowance was released in Australia in 2004.

The interpretation of tax regulations and legislation and their application to our business is complex and subject to change. We have significant amounts of deferred tax assets, including tax loss carry forwards, and also deferred tax liabilities. Potential changes to any of these amounts, as well as our ability to realize deferred tax assets, could significantly affect net income or cash flow in future periods. For more information on tax valuation allowances, see page 66.

BARRICK Annual Report 2004

MANAGEMENT’S DISCUSSION AND ANALYSIS

Cash Flow

Cash Flow Components

Operating Activities

Operating cash flow decreased by $13 million in 2004 to $506 million. The key factors that contributed to the year over year decrease are summarized in the table below.

Key Factors Affecting Operating Cash Flow

For the years ended December 31			Impact on
($ millions, except			operating
per ounce data)	2004	2003	cash flow	Comments

Gold sales volumes (’000s oz)	4,936	5,554	$(109)
Realized gold prices ($/oz)	$391	$366	123
Total cash costs ($/oz)[1]	212	189	(114)
Sub-total			(100)	Refer to pages 36 to 38 for explanations of changes
				in gold production and sales.
Income tax payments	45	111	66	Payments in 2005 are expected to be similar to 2004.
Non-cash working capital	141	34	(107)	Increases in inventory primarily reflect supplies required to support construction at development projects. Inventory is expected to increase again in 2005 at development projects reflecting higher ore in process and in stockpiles. Tax recoverable increased in 2004 for goods and services tax on supplies and material used in construction at development projects. Amounts are expected to be recovered after production begins.
Cost of Inmet settlement	—	86	86	Settlement reached in 2003.
Interest expense	19	44	25	Increase in amounts capitalized to development
				projects in 2004.
Effect of other factors			17
Total			$(13)

1. Total cash costs per ounce is a non-GAAP performance measure. For more information, see pages 67 to 70.

BARRICK Annual Report 2004

MANAGEMENT’S DISCUSSION AND ANALYSIS

Investing Activities

For the years
ended December 31
($ millions)	2005E	2004	2003	$ change	Comments

Growth capital expenditures [1]
Veladero	$208	$284	$68	$216	Full year of construction activity in 2004.
Lagunas Norte	147	182	4	178	Construction started in Q2, 2004.
Tulawaka	3	48	1	47	Construction started in Q1, 2004.
Cowal	268	73	24	49	Construction started in Q1, 2004.
Pascua-Lama	93	35	9	26	Increased development activity and
					capitalization of interest from Q3, 2004.
Nevada Power Plant	84	18	—	18	Construction started in Q4, 2004.
East Archimedes	43	—	—	—	Construction expected to start in 2005.
Sub-total	846	640	106	534
Sustaining capital expenditures
North America		86	80	6
Australia/Africa		83	115	(32)	2003 was higher due to a transition to
					owner mining at Plutonic that resulted in
					equipment purchases.
South America		8	17	(9)
Other		7	4	3
Sub-total	245	184	216	(32)	The increase in 2005 mainly reflects capital planned for 2004 at Goldstrike that was deferred into 2005, and sustaining capital at Lagunas Norte after production begins.

Total	$1,091	$824	$322	$502

1.	Includes construction costs and capitalized interest.

We plan to fund the expected capital expenditures for 2005 from a combination of our $1,398 million cash position at the end of 2004, and operating cash flow that we expect to generate in 2005.

Financing Activities

The most significant financing cash flows in 2004 were $974 million on issue of new long-term debt obligations, $49 million received on the exercise of employee stock options, dividend payments totaling $118 million, and $95 million spent repurchasing 4 million common shares under our share buyback program. We also made scheduled payments under our long-term debt obligations totaling $41 million in 2004.

Overview of 2003 Versus 2002

Earnings

Earnings in 2003 were slightly higher than in 2002. We benefited from higher spot gold prices, which enabled us to realize a $27 per ounce higher selling price for our gold production (an increase in revenue of $150 million in comparison to 2002). In a higher spot gold price environment, we pay higher royalties, production taxes and income taxes. Royalties and production taxes increased by $5 per ounce, or $23 million, over the prior year, and our underlying effective income tax rate increased from 3% in 2002 to 20% in 2003, or an increase of $38 million.

BARRICK Annual Report 2004

MANAGEMENT’S DISCUSSION AND ANALYSIS

As a result of the closure of five mines in 2002 on depletion of their reserves, we produced and sold 3% fewer ounces in 2003 compared to the prior year. These five closed mines generated a profit contribution, before tax, of $42 million in 2002.

Excluding the closed mines, cash operating costs per ounce excluding royalties and production taxes were $7 per ounce higher in 2003, mainly due to higher costs at Goldstrike Open Pit and Bulyanhulu, which added $39 million to our cash operating costs.

We invested $33 million more in exploration, mine development and business development in 2003 compared to 2002. Development costs are expensed until mineralization is classified as proven and probable reserves for US reporting purposes. In 2003, we expensed $53 million of development costs, mainly at Veladero and Lagunas Norte, compared with $52 million in 2002. A $25 million increase in exploration costs to $67 million accounts for most of the increase in exploration, development and business development expense year over year.

Earnings in both 2003 and 2002 included various items that significantly impacted the comparability of our results year on year. In 2003, the major items included gains of $71 million on non-hedge derivatives and gains totaling $34 million on the sale of various assets, offset by a $19 million higher charge for reclamation and closure costs following a change in accounting policy for these types of costs.

We recorded tax credits of $62 million in 2003. We released valuation allowances totaling $15 million in Argentina following the decision to begin construction at Veladero and the classification of mineralization there as a proven and probable reserve, $16 million in Australia due to higher levels of taxable income in a higher gold price environment, and $21 million in North America following a corporate reorganization. In 2002, we recorded a credit of $22 million due to the outcome of various tax uncertainties. These credits were offset by valuation allowances against unrecognized tax losses.

Cash Flow

We generated $69 million less operating cash flow in 2003 compared to 2002. Excluding the $86 million settlement of the Inmet litigation, our operating cash flow would have been $17 million higher in 2003 than 2002. Higher realized gold selling prices in 2003 were partly offset by higher total cash costs per ounce and higher payments of income taxes.

Both our cash expenditures for investing and financing activities increased in 2003 compared to 2002. In part, this was a result of increased capital spending with the construction start up at Veladero, as well as $154 million spent on our share buyback program.

Balance Sheet

Key Balance Sheet Ratios

Year ended December 31	2004	2003

Non-cash working capital ($ millions)[1]	$141	$34
Net debt (cash) ($ millions)[2]	$288	$(210)
Net debt:equity ratio[3]	0.08:1	(0.06:1)
Current ratio[4]	4.68:1	3.75:1

1.	Represents current assets, excluding cash and equivalents, less current liabilities.

2.	Represents long-term debt less cash and equivalents.

3.	Represents net debt divided by shareholders’ equity.

4.	Represents current assets divided by current liabilities.

We regularly review our capital structure with an overall goal of lowering our cost of capital, while preserving the balance sheet strength and flexibility that is important due to the cyclical nature of commodity markets, and ensuring that we have access to cash for strategic purposes. Following a review of our capital structure during 2003, we concluded that a share buyback program was consistent with

BARRICK Annual Report 2004

MANAGEMENT’S DISCUSSION AND ANALYSIS

this goal. In 2004, we repurchased 4 million shares at a total cost of $95 million which was in addition to repurchasing 9 million shares at a total cost of $154 million in 2003. The combined impact of new financing secured in 2004 to fund our development projects, and activity under the share buyback program in 2004, caused an increase in our net debt:equity ratio at the end of 2004.

Non-cash working capital increased in 2004 mainly due to a build-up of supplies inventory at our development projects to support normal operating activities, combined with an increase in tax recoverable that relates to goods and services taxes on various elements of mine construction costs that will be recoverable after production begins.

Our net cash position at the end of 2003 changed to net debt at the end of 2004 mainly because our investment in capital expenditures in 2004 exceeded operating cash flow.

Shareholders’ Equity

Outstanding Share Data

As at February 9, 2005, 532.9 million of our common shares, one special voting share and 1.4 million Exchangeable Shares not owned by Barrick (exchangeable into 0.7 million of our common shares) were issued and outstanding. As at February 9, 2005, options to purchase 24.1 million common shares were outstanding under our option plans, as well as options to purchase 1.3 million common shares under certain option plans inherited by us in connection with prior acquisitions. For further information regarding the outstanding shares and stock options, please refer to the Financial Statements and our 2005 Management Information Circular and Proxy Statement.

Dividend Policy

In each of the last three years, we paid a total cash dividend of $0.22 per share – $0.11 in mid-June and $0.11 in mid-December. The amount and timing of any dividends is within the discretion of our Board of Directors. The Board of Directors reviews the dividend policy semi-annually based on the cash requirements of our operating assets, exploration and development activities, as well as potential acquisitions, combined with our current and projected financial position.

Comprehensive Income

Comprehensive income consists of net income or loss, together with certain other economic gains and losses that collectively are described as “other comprehensive income”, and excluded from the income statement.

In 2004, the other comprehensive loss of $15 million mainly included gains of $147 million on hedge contracts designated for future periods caused primarily by changes in currency exchange rates and fuel prices; offset by reclassification adjustments totaling $132 million for gains on hedge contracts designated for 2004 that were transferred to earnings in 2004; and a $32 million decrease in the fair value of investments.

Included in other comprehensive income at December 31, 2004 were unrealized pre-tax gains on currency hedge contracts totaling $321 million, based on December 31, 2004 market foreign exchange rates. The related hedge contracts are designated against operating costs and capital expenditures primarily over the next three years, and are expected to help protect against the impact of strengthening of the Australian and Canadian dollar against the US dollar. The hedge gains are expected to be recorded in earnings at the same time as the corresponding hedged operating costs and amortization of capital expenditures are also recorded in earnings.

BARRICK Annual Report 2004

MANAGEMENT’S DISCUSSION AND ANALYSIS

Quarterly Information

($ millions,	2004				2003
except where indicated)	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1

Gold production (’000s oz)	1,169	1,232	1,279	1,278	1,301	1,479	1,467	1,263
Gold sales (’000s oz)	1,200	1,267	1,222	1,247	1,362	1,505	1,395	1,292
Gold sales	$501	$500	$454	$477	$536	$549	$491	$459
Income (loss) before taxes	(47)	37	15	40	73	57	44	48
Income tax recovery (expense)	203	(5)	19	(14)	4	(22)	15	(2)
Net income	156	32	34	26	77	35	59	29
Net income per share – basic (dollars)	0.30	0.06	0.06	0.05	0.14	0.07	0.11	0.05
Per ounce statistics (dollars)
Average spot gold price	434	401	393	408	392	364	347	352
Average realized gold price	417	395	372	382	394	365	352	355
Total cash costs per ounce[1]	221	218	209	199	199	180	185	194
Cash inflow (outflow) from
Operating activities	120	152	108	126	140	187	62	130
Investing activities	(242)	(219)	(194)	(164)	(156)	(58)	(59)	(61)
Financing activities	742	154	(73)	(82)	(54)	(83)	(130)	1

1.	For an explanation of the use of non-GAAP performance measures, refer to pages 67 to 70.

Our financial results for the last eight quarters reflect the following general trends: rising spot gold prices with a corresponding rise in prices realized from gold sales; and declining gold production, sales volumes, and rising total cash costs per ounce as a number of our mines were processing lower grade ore. These historic trends are discussed elsewhere in this MD&A. The quarterly trends are consistent with explanations for annual trends over the last two years. Beginning in the second half of 2005, we expect that the historic trend in gold production, sales volumes, and total cash costs per ounce will reverse as our lower cost mines in development begin production. Net income in each quarter also reflects the timing of various special items that are presented in the table on page 36.

Fourth Quarter Results

Revenue for fourth quarter 2004 was $501 million on gold sales of 1.2 million ounces, compared to $536 million in revenue on gold sales of 1.36 million ounces for the prior-year quarter. During the quarter, spot gold prices averaged $434 per ounce. We realized an average price of $417 per ounce during the quarter compared to $394 per ounce in the prior-year quarter.

For the quarter, we produced 1.17 million ounces at total cash costs of $221 per ounce compared to 1.30 million ounces at total cash costs of $199 per ounce in the prior-year quarter.

Earnings for fourth quarter 2004 were $156 million ($0.29 per share) as compared to earnings of $77 million ($0.14 per share) in the prior-year quarter. This increase in earnings over the prior-year quarter reflects a $23 per ounce higher realized gold price, a $141 million tax recovery on final resolution of the Peruvian tax assessment and a $48 million deferred tax credit due to a change in tax status in Australia. These increases were partly offset by higher total cash costs, and an impairment charge for certain long-lived assets of $131 million pre-tax.

BARRICK Annual Report 2004

MANAGEMENT’S DISCUSSION AND ANALYSIS

Effect on earnings increase (decrease)

Three months ended December 31	2004		2003
($ millions)	Pre-tax	Post-tax	Pre-tax	Post-tax

Non-hedge derivative gains	$6	$6	$46	$37
Gains on asset sales	29	24	5	3
Litigation costs	—	—	(16)	(11)
Impairment charges on long-lived assets	(131)	(91)	(5)	(3)
Impairment charges on investments	(4)	(4)	(4)	(4)
Change in asset retirement obligation estimates	(19)	(15)	(6)	(6)
Resolution of Peruvian tax assessment
Outcome of tax uncertainties	—	141	—	—
Reversal of other accrued costs	21	15	—	—
Deferred tax credits
Change in Australian tax status	—	48	—	—
Other	—	—	—	41
Total	$(98)	$124	$20	$57

In the quarter, we generated operating cash flow of $120 million as compared to operating cash flow of $134 million in the prior-year period. Lower operating cash flow in the quarter primarily relates to the combined effect of lower gold sales volumes and higher total cash costs per ounce, partly offset by higher realized gold prices.

Off-Balance Sheet Arrangements

Gold Sales Contracts

We have historically used gold sales contracts as a means of selling a portion of our annual gold production. The contracting parties are bullion-banking counterparties whose business includes entering into contracts to purchase gold from gold mining companies. Since 2001, we have been focusing on reducing the level of outstanding gold sales contracts. In 2004, spot market sales made up the majority of our consolidated gold sales.

Allocation of Gold Sales Contracts to Support
Pascua-Lama Financing and Construction

In July 2004, we announced a decision to proceed with the Pascua-Lama project (“Pascua-Lama”) subject to receiving required permits and clarification of the applicable fiscal regimes from the governments of Argentina and Chile.

We currently expect to put in place third-party financing for up to $750 million of the expected $1.4—$1.5 billion initial construction cost of Pascua-Lama. In anticipation of building Pascua-Lama and in support of any related financing, we allocated 6.5 million ounces of existing fixed-price gold sales contracts specifically to Pascua-Lama (the “Pascua-Lama Gold Sales Contracts”) in fourth quarter 2004. The allocation of these contracts will help reduce gold price risk at Pascua-Lama and will help secure the financing for its construction. We expect the allocation of these contracts to eliminate any requirement by lenders to add any incremental gold sales contracts in the future to support the financing of Pascua-Lama.

BARRICK Annual Report 2004

MANAGEMENT’S DISCUSSION AND ANALYSIS

Key Aspects of Pascua-Lama Gold Sales Contracts
(as of December 31, 2004)
Expected delivery dates.[1]	2009–2017, the term of the expected financing.
Future estimated average realizable selling price.	$372/oz.[2]
Mark-to-market value at December 31, 2004.	($966) million.[3]

1.	The contract termination dates are 2014–2017 in most cases, but we expect to deliver Pascua-Lama production against these contracts starting in 2009.

2.	Upon delivery of production from 2009–2017, the term of expected financing. Approximate estimated value based on current market US dollar interest rates and an average lease rate assumption of 1%.

3.	At a spot gold price of $436 per ounce and market interest rates.

The allocation of 6.5 million ounces of gold sales contracts to Pascua-Lama involves: i) the identification of contracts, in quantities, and for terms that mitigate gold price risk for Pascua-Lama during the term of the expected financing (contracts were chosen where the existing termination dates are spread between 2009, the targeted first year of production, and 2017, the expected retirement of financing for the project); ii) the segregation of these contracts from the remaining non-Pascua-Lama gold sales contracts (the “Corporate Gold Sales contracts”); iii) the eventual settlement of proceeds from these contracts for the benefit of Pascua-Lama production.

Barrick will continue to guarantee the Pascua-Lama Gold Sales Contracts, and the remaining Corporate Gold Sales Contracts. The Barrick guarantee is a critical component in allocating long-term contracts with termination dates out to 2009–2017 to support the future Pascua-Lama financing.

Through allocation of these gold sales contracts to Pascua-Lama, we significantly reduce capital risk. It protects the gold price during the term of the forecasted financing, while leaving the remaining reserves fully levered to spot gold prices. The contracts represent just over 35% of the 17.6 million ounces of gold reserves at Pascua-Lama, and do not impact any of the 643 million ounces of silver contained in gold reserves at Pascua-Lama.

These Pascua-Lama Gold Sales Contracts, while allocated to Pascua production, retain all the benefits of our gold sales Master Trading Agreements (MTAs) and are not subject to margining, downgrade or unilateral and discretionary “right to break” provisions. Furthermore, as part of our MTAs, these Pascua-Lama Gold Sales Contracts are not subject to any provisions regarding any final go-ahead decisions with Pascua-Lama construction, or any possible delay or change in the Pascua-Lama project.

Corporate Gold Sales Contracts

In addition to the gold sales contracts allocated against Pascua-Lama, we have Corporate Gold Sales Contracts, which at December 31, 2004 totaled 7.0 million ounces of fixed-price gold sales contracts. This represents slightly over one year of expected future gold production and approximately 10% of our proven and probable reserves, excluding Pascua-Lama.

BARRICK Annual Report 2004

MANAGEMENT’S DISCUSSION AND ANALYSIS

Key Aspects of Corporate Gold Sales Contracts
(as of December 31, 2004)
Current termination date of contracts.	2014 in most cases.
Average estimated realizable selling price in 2014.	$426/oz.[1]
Mark-to-market value at December 31, 2004.	($949) million.[2]

1.	Approximate estimated value based on current market US dollar interest rates and an average lease rate assumption of 1%. Accelerating gold deliveries would likely lead to reduced contango that would otherwise have built up over time. Barrick may choose to settle any gold sales contract in advance of this termination date at any time, at its discretion. Historically, delivery has occurred in advance of the contractual termination date.

2.	At a spot gold price of $436 per ounce, and market interest rates.

We have an obligation to deliver gold by the termination date (currently 2014 in most cases). However, because we typically fix the price of gold under our gold sales contracts to a date that is earlier than the termination date of the contract (referred to as the “interim price-setting date”), the actual realized price on the contract termination date depends upon the actual gold market forward premium (“contango”) between the interim price-setting date and the termination date. Therefore, the $426/oz price estimate could change over time due to a number of factors, including but not limited to: US dollar interest rates, gold lease rates, spot gold prices, and extensions of the termination date. This price, which is an average for the total Corporate Gold Sales Contract position, is not necessarily representative of the prices that may be realized each quarter for actual deliveries into gold sales contracts, in particular if we choose to settle any gold sales contract in advance of the termination date (which we have the right to do at our discretion). If we chose to accelerate gold deliveries, this would likely lead to reduced contango that would otherwise have built up over time (and therefore a lower realized price).

The gold market forward premium, or contango, is typically closely correlated with the difference between US dollar interest rates and gold lease rates. An increase or decrease in US dollar interest rates would generally lead to a corresponding increase or decrease in contango, and therefore an increase or decrease in the estimated future price of the contract at the termination date. Furthermore, the greater the time period between the interim price-setting date and the termination date, the greater the sensitivity of the final realized price to US dollar interest rates.

A short-term spike in gold lease rates would not have a material negative impact on us because we are not significantly exposed under our fixed-price gold sales contracts to short-term gold lease rate variations. A prolonged rise in gold lease rates could result in lower contango (or negative contango, i.e. “backwardation”). Gold lease rates have historically tended to be low, and any spikes short-lived, because of the large amount of gold available for lending relative to demand.

In addition to the Corporate Gold Sales Contracts, we also have floating spot-price gold sales contracts under which we are committed to deliver 0.5 million ounces of gold over the next ten years at spot prices, less an average fixed-price adjustment of $52 per ounce. These floating spot-price contracts were previously fixed-price contracts, for which, under the price-setting mechanisms of the MTAs, we elected to receive a price based on the market gold spot price at the time of delivery adjusted by the difference between the spot price and the contract price at the time of such election.

BARRICK Annual Report 2004

MANAGEMENT’S DISCUSSION AND ANALYSIS

Fixed-price Silver Sales Contracts
(as of December 31, 2004)
Millions of silver ounces	12.4
Current termination date of silver sales contracts	2014 in most cases.
Average estimated realizable selling price at 2014 termination date	$8.50/oz.[1]
Mark-to-market value at December 31, 2004	($14) million.[2]

1.	Approximate estimated value based on current market US dollar interest rates and an average lease rate assumption of 1%. Accelerating silver deliveries could potentially lead to reduced contango that would otherwise have built up over time. Barrick may choose to settle any silver sales contract in advance of this termination date at any time, at its discretion. Historically, delivery has occurred in advance of the contractual termination date.

2.	At a spot silver price of $6.82 per ounce.

We also have floating spot-price silver sales contracts under which we are committed to deliver 12 million ounces of silver over the next ten years at spot prices, less an average fixed-price adjustment of $0.96 per ounce. These floating spot-price contracts were previously fixed-price contracts, for which, under the price-setting mechanisms of the MTAs, we elected to receive a price based on the market silver spot price at the time of delivery adjusted by the difference between the spot price and the contract price at the time of such election.

Key terms of Gold and Silver Sales Contracts

In all of our MTAs, which govern the terms of gold and silver sales contracts with our 19 counterparties, the following applies:

>	The counterparties do not have unilateral and discretionary “right to break” provisions.

>	There are no credit downgrade provisions.

>	We are not subject to any margin calls – regardless of the price of gold or silver.

>	We have the right to settle our gold and silver sales contracts on two days notice at any time during the life of the contracts, or keep these forward gold and silver sales contracts outstanding for up to 15 years.

>	At our option, we can sell gold or silver at the market price or the contract price, whichever is higher, up to the termination date of the contracts (currently 2014 in most cases).

The MTAs with our counterparties do provide for early close out of certain transactions in the event of a material adverse change in our ability or that of our principal hedging subsidiary’s ability to perform our or its gold and silver delivery and other obligations under the trading agreements and related parent guarantees or a lack of gold or silver market, and for customary events of default such as covenant breaches, insolvency or bankruptcy. The principal financial covenants are:

>	We must maintain a minimum consolidated net worth of at least $2 billion; currently, it is $3.6 billion. The MTAs exclude unrealized mark-to-market valuations in the calculation of consolidated net worth.

>	We must maintain a maximum long-term debt to consolidated net worth ratio of 2:1; currently it is 0.51:1.

In most cases, under the terms of the MTAs, the period over which we are required to deliver gold is extended annually by one year, or kept “evergreen”, regardless of the intended delivery dates, unless otherwise notified by the counterparty. This means that, with each year that passes, the termination date of most MTAs is extended into the future by one year.

BARRICK Annual Report 2004

MANAGEMENT’S DISCUSSION AND ANALYSIS

As spot gold prices increase or decrease, the value of our gold mineral reserves and amount of potential operating cash inflows generally increases or decreases. The unrealized mark-to-market loss on our fixed-price forward gold sales contracts also increases or decreases. The mark-to-market value represents the cancellation value of these contracts based on current market levels, and does not represent an immediate economic obligation for payment by us. Our obligations under the gold forward sales contracts are to deliver an agreed upon quantity of gold at a contracted price by the termination date of the contracts (currently 2014 in most cases). Gold sales contracts are not recorded on our balance sheet. The economic impact of these contracts is reflected in our Financial Statements within gold sales based on selling prices under the contracts at the time we record revenue from the physical delivery of gold and silver under the contracts.

Change in the Fair Value of Gold and Silver Sales Contracts

($ millions)	Gold[1]	Silver

Unrealized loss at January 1, 2004	$1,725	$20
Impact of change in spot price[2]	288	11
Contango earned in the period	(119)	(1)
Impact of change in valuation inputs[3]	136	2
Mark-to-market impact of deliveries into contracts	(89)	(6)
Unrealized loss at December 31, 2004	$1,941	$26

1.	Includes both the Pascua-Lama Gold Sales Contracts and the Corporate Gold Sales Contracts.

2.	From $415 per ounce to $436 per ounce for gold, and $5.92 per ounce to $6.82 per ounce for silver.

3.	Other than spot metal prices (i.e. interest rates and gold and silver lease rates).

Fair Value of Derivative Positions

At December 31, 2004	Unrealized
($ millions)	Gain/(Loss)

Corporate Gold Sales Contracts	$(949)
Pascua-Lama Gold Sales Contracts	(966)
Floating Spot-Price Gold Sales Contracts	(26)
Silver Sales Contracts	(14)
Floating Spot-Price Silver Sales Contracts	(12)
Foreign currency contracts	298
Interest rate contracts	45
Fuel contracts	4
$(1,620)

Liquidity

Liquidity Management

Liquidity is managed dynamically, and factors that could impact liquidity are regularly monitored. The primary factors that affect liquidity include gold production levels, realized gold sales prices, cash production costs, future capital expenditure requirements, scheduled repayments of long-term debt obligations, our credit capacity and expected future debt market conditions. Working capital requirements have not historically had a material effect on liquidity. Counterparties to the financial instruments and gold sales contracts that we hold do not have unilateral and discretionary rights to accelerate settlement of financial instruments or gold sales contracts, and we are not subject to any margin calls.

We consider our liquidity profile to be sound, as there are no reasonably foreseeable trends, demands, commitments, events or circumstances expected to prevent us from funding the capital needed to implement our strategy.

BARRICK Annual Report 2004

MANAGEMENT’S DISCUSSION AND ANALYSIS

Capital Resources[1]

($ millions)	2004	2003	2002

Opening capital resource	$1,970	$2,044	$1,733
New sources
Operating cash flow	506	519	588
New financing facilities [2]	1,056	—	—
	3,532	2,563	2,321
Allocations
Growth capital[3]	(640)	(106)	(29)
Sustaining capital[4]	(184)	(216)	(199)
Dividends/share buyback	(213)	(272)	(119)
Other	(19)	1	70
Closing capital resources	$2,476	$1,970	$2,044
Components of closing capital resources
Cash and equivalents	$1,398	$970	$1,044
Unutilized credit facilities	1,078	1,000	1,000
Total	$2,476	$1,970	$2,044

1.	Capital resources include cash balances and sources of financing that have been arranged but not utilized.

2.	Includes the $250 million Veladero financing, $750 million bond offering, and $56 million lease facility for Lagunas Norte.

3.	Growth capital represents capital invested in new projects to bring new mines into production.

4.	Sustaining capital represents capital required at existing mining operations.

Credit rating

Credit ratings at December 31, 2004,
from major rating agencies

Standard and Poor’s	A
Moody’s	Baa1
DBRS	A

Our ability to access unsecured debt markets and the related cost of debt financing is, in part, dependent upon maintaining an acceptable credit rating. A deterioration in our credit rating would not adversely affect existing debt securities or the terms of gold sales contracts, but could impact funding costs for any new debt financing. The key factors that are important to our credit rating include the following: our market capitalization; the strength of our balance sheet, including the amount of net debt and our debt-to-equity ratio; our net cash flow, including cash generated by operating activities and expected capital expenditure requirements; the quantity of our gold reserves; and our geo-political risk profile.

Contractual Obligations and Commitments

	Payments due
At December 31, 2004						2010 and
($ millions)	2005	2006	2007	2008	2009	thereafter	Total

Contractual obligations Long-term debt (1)	$31	$58	$580	$72	$17	$903	$1,661
Asset retirement obligations (2)	35	28	19	42	35	208	367
Capital leasesA	12	15	12	11	11	—	61
Operating leases	16	16	16	17	5	6	76
Post-retirement benefits	16	15	16	16	16	89	168
Other post-retirement benefits	2	2	2	2	2	9	19
Royalty arrangements (3)	61	66	66	67	67	510	837
Purchase obligations for supplies and consumables	11	3	1	1	—	—	16
Power contracts (4)	6	5	1	5	2	—	19
Capital commitments (5)	314	8	—	—	—	—	322
Total	504	216	713	233	155	1,725	3,546

A.	Includes the $56 million build to suit lease facility.

BARRICK Annual Report 2004

MANAGEMENT’S DISCUSSION AND ANALYSIS

Contractual Obligations and Commitments

(1) Long-term debt

Our debt obligations do not include any subjective acceleration clauses or other clauses that enable the holder of the debt to call for early repayment, except in the event that we breach any of the terms and conditions of the debt or for other customary events of default. The Bulyanhulu and Veladero project financings are secured by assets at the Bulyanhulu Mine and Veladero project respectively. Other than this security, we are not required to post any collateral under any debt obligations. The terms of our debt obligations would not be affected by a deterioration in our credit rating.

(2) Asset retirement obligations

Amounts presented in the table represent the discounted future payments for the expected cost of asset retirement obligations.

(3) Royalties

Virtually all of the royalty arrangements give rise to obligations as we produce gold. In the event that we do not produce gold at our mining properties, we have no payment obligation to the royalty holders. The amounts disclosed are based on expected future gold production, using a $425 gold price assumption. The most significant royalty agreements are disclosed in note 5 to our Financial Statements.

(4) Power contracts

We enter into contracts to purchase power at each of our operating mines. These contracts provide for fixed prices, which, in certain circumstances, are adjusted for inflation. Some agreements obligate us to purchase fixed quantities per hour, seven days a week, while others are based on a percentage of actual consumption. These contracts extend through various dates in 2005 to 2009.

In addition to the purchase obligations set out in the table, we purchase about 1 billion kilowatt-hours annually at market rates. Under the terms of the Goldstrike Power contract, we purchase power based on actual consumption; this contract has an exit fee that we will pay when we commence commercial operation of our Nevada Power Plant and leave the utility.

(5) Capital commitments

Purchase obligations for capital expenditures include only those items where binding commitments have been entered into. Commitments at the end of 2004 mainly related to construction at our development projects and also the power plant in Nevada.

Capital expenditures not yet committed

We expect to incur about $2.5 billion to complete the development/construction of our present development projects over the next five years (Veladero, Lagunas Norte, Tulawaka, Cowal, Pascua-Lama and East Archimedes) and the Nevada Power Plant, as well as an average of approximately $175 million per year in sustaining capital at our producing mines over the same time period. A total of $322 million of these amounts had been committed at the end of 2004, with the remainder not yet committed.

Payments to maintain land tenure and mineral property rights

In the normal course of business, we are required to make annual payments to maintain title to certain of our properties and to maintain our rights to mine gold at certain of our properties. If we choose to abandon a property or discontinue mining operations, the payments relating to that property can be suspended, resulting in our rights to the property lapsing. The validity of mining claims can be uncertain and may be contested. Although we have attempted to acquire satisfactory title to our properties, some risk exists that some titles, particularly title to undeveloped properties, may be defective.

Contingencies – Litigation

We are currently subject to various litigation as disclosed in note 23 to the Financial Statements, and we may be involved in disputes with other parties in the future that may result in litigation. If we are unable to resolve these disputes favorably, it may have a material adverse impact on our financial condition, cash flow and results of operations.

BARRICK Annual Report 2004

MANAGEMENT’S DISCUSSION AND ANALYSIS

Canadian Supplement

In note 25 to our Financial Statements we have provided a reconciliation between Canadian and US GAAP, including a description of the significant measurement differences affecting our balance sheet, income statement and statement of cash flow.

Under Canadian GAAP we incurred a loss of $102 million ($0.19 per share) compared to income of $248 million ($0.46 per share). The principal continuing reconciling differences that affect earnings relate to the amortization of property, plant and equipment under Canadian GAAP, as well as the outcome of impairment assessments for property, plant and equipment and goodwill and the measurement of gains on sale of long-lived assets. These differences primarily arise due to differences in the carrying amounts of the assets due to differences in historic accounting for business combinations. In addition, the measurement of amortization under Canadian GAAP includes certain mineralization not classified as a reserve under SEC rules. We expect to see continuing differences in the measurement of amortization and impairment of property, plant and equipment and goodwill.

In 2004, we adopted new accounting rules that require the expensing of stock options under Canadian GAAP, with retroactive restatement of prior periods. Similar rules will become effective for US GAAP in 2005, but we expect to see continuing differences due to different transition methods for these new rules between US and Canadian GAAP.

Certain mine development costs are expensed under US GAAP, but capitalized for Canadian GAAP purposes. These differences exist at development projects where mineralization has not yet been classified as a reserve under SEC rules. We expect to see continuing differences in our accounting for exploration and development expenditures, where some expenditures qualify for capitalization under Canadian GAAP, but are expensed under US GAAP. The major expenditures in 2005 that will be affected by this difference in accounting are expenditures on our Buzwagi project, which will not qualify for capitalization under US GAAP until mineralization at the project qualifies as a reserve for US reporting purposes.

Critical Accounting Policies and Estimates

Management has discussed the development and selection of our critical accounting estimates with the Audit Committee of the Board of Directors, and the Audit Committee has reviewed the disclosure relating to such estimates in conjunction with its review of this MD&A. The accounting policies and methods we utilize determine how we report our financial condition and results of operations, and they may require management to make estimates or rely on assumptions about matters that are inherently uncertain.

Our financial condition and results of operations are reported using accounting policies and methods prescribed by US GAAP. In certain cases, US GAAP allows accounting policies and methods to be selected from two or more alternatives, any of which might be reasonable yet result in our reporting materially different amounts. Management exercises judgment in selecting and applying our accounting policies and methods to ensure that, while US GAAP compliant, they reflect our judgment of an appropriate manner in which to record and report our financial condition and results of operations.

Accounting Policy Changes

There were no changes in accounting policies in 2004 that significantly impacted our financial statements. As disclosed in note 2c to the Financial Statements, in 2005 we are required to adopt FAS 123R, Accounting for Stock-based Compensation, and we may be required to change our accounting policy for stripping costs once the Emerging Issues Task Force has completed its deliberations on EITF 04-6.

BARRICK Annual Report 2004

MANAGEMENT’S DISCUSSION AND ANALYSIS

Critical Accounting Estimates

Certain accounting estimates have been identified as being “critical” to the presentation of our financial condition and results of operations because they require management to make particularly subjective and/or complex judgments about matters that are inherently uncertain; and there is a reasonable likelihood that materially different amounts could be reported under different conditions or using different assumptions and estimates. Critical accounting estimates include:

>	Reserve estimates used to measure amortization of property, plant and equipment;

>	Stripping ratios used to measure amortization of capitalized mining costs;

>	Impairment assessments of long-lived assets;

>	The fair value of asset retirement obligations; and

>	The measurement of deferred income tax assets and liabilities and assessments of the amounts of valuation allowances recorded.

Reserve Estimates Used to Measure Amortization of Property, Plant and Equipment

We record amortization expense based on the estimated useful economic lives of long-lived assets. The estimate that most significantly affects the measurement of amortization is quantities of proven and probable gold reserves, because we amortize a large portion of property, plant and equipment using the units-of-production method. Reserves are estimated in accordance with the principles in Industry Guide No. 7, issued by the SEC. The estimation of quantities of gold reserves is complex, requiring significant subjective assumptions that arise from the evaluation of geological, geophysical, engineering and economic data for a given ore body. This data could change over time as a result of numerous factors, including new information gained from development activities, evolving production history and a reassessment of the viability of production under different economic conditions. Changes in data and/or assumptions could cause reserve estimates to substantially change from period to period. Because mineral reserves are estimates, there is a risk that actual gold production could differ from expected gold production from our reserves. Factors that could cause actual gold production to differ include adverse changes in gold or silver prices, which could make the reserve uneconomic to mine; and variations in actual ore grade and gold and silver recovery rates from estimates.

A key trend that could reasonably impact reserve estimates is rising market gold prices. As market gold prices rise, the gold price assumption used in reserve estimation also rises. This assumption is closely related to the trailing three-year average market price. As this assumption rises, this could result in an upward revision to reserve estimates as material not previously classified as a reserve becomes economic at higher gold prices. Changes in reserve estimates are generally calculated at the end of each year and cause amortization expense to increase or decrease prospectively.

In general, amortization expense is more significantly impacted by changes in reserve estimates at underground mines than open-pit mines due to the following factors:

>	Underground development costs incurred to access ore at underground mines are significant and amortized using the units-of-production method; and

>	Reserves at underground mines are often more sensitive to gold price assumptions and changes in production costs. Production costs at underground mines are impacted by factors such as dilution, which can significantly impact mining and processing costs per ounce.

The mines where amortization expense is most sensitive to changes in reserve estimates are: Pierina, Goldstrike Underground, Eskay Creek and Bulyanhulu. These mines have significant carrying amounts of property, plant and equipment that are amortized using the units-of-production method and make up a significant proportion of property, plant and equipment at our operating mines.

BARRICK Annual Report 2004

MANAGEMENT’S DISCUSSION AND ANALYSIS

Impact of Historic Changes in Reserve Estimates on Amortization

For the years ended
December 31
($ millions, except reserves
in millions of contained oz)	2004		2003
	Reserves	Amortization	Reserves	Amortization
	increase (decrease)[1]	increase (decrease)	increase (decrease)[1]	increase (decrease)
Goldstrike
Underground	0.2	$(8)	0.6	$(10)
Open Pit	1.5	(7)	1.3	(6)
Plutonic	0.5	(2)	1.3	(4)
Eskay Creek	(0.1)	4	—	—
Kalgoorlie	0.9	(3)	—	—
Pierina	0.3	(9)	—	—

1.	Each year we updated our reserve estimates as at the end of the year as part of our normal business cycle. Reserve changes presented were calculated at the beginning of the applicable fiscal year and are in millions of contained ounces.

Stripping Ratios Used to Measure Amortization of Capitalized Mining Costs

Amortization of capitalized mining costs is recorded in the cost of inventory produced using a “stripping ratio”. The stripping ratio is calculated as the total tons of ore and waste that must be mined compared to recoverable proven and probable gold reserves.

Both reserve estimates and the estimated tons of ore and waste that must be mined to produce reserves are estimates that are highly uncertain. The assumptions and uncertainty relating to reserve estimates are described on page 61 under “Reserve Estimates Used to Measure Amortization of Property, Plant and Equipment”. The estimated tons of ore and waste that must be mined to produce reserves are calculated based on a mine plan that contemplates a design for the open pit relating to the mining of reserves. As reserve estimates change, the design of the open pit also changes, and both of these factors impact the stripping ratio.

Changes in this ratio affect the amortization of capitalized mining costs to inventory, and ultimately cost of sales when the inventory is sold. In general, stripping ratios are higher at open-pit mines where the ore body is deep below the surface of the earth.

Impact of Historic Changes in Stripping Ratios

($ millions, except ratios)	Stripping ratio used in			Amortization increase (decrease)[1]
	2005	2004	2003	2005	2004	2003

Goldstrike
Open Pit	127:1	109:1	112:1	$5	$(1)	$—
Pierina	89:1	60:1	48:1	20	7	—

1.	Impact of the year on year change in the stripping ratio used to amortize capitalized mining costs.

Stripping ratios are updated annually at the same time as reserve estimates are updated. At the end of 2004, the stripping ratios for Goldstrike Open-Pit and Pierina were updated to reflect the updated reserves at the end of 2004. The amount presented represents the estimated impact on annual amortization caused by these changes, based on production levels and sales volumes in 2004.

BARRICK Annual Report 2004

MANAGEMENT’S DISCUSSION AND ANALYSIS

Impairment Assessments of Operating Mines, Development Projects and Exploration Stage Properties

We review and test the carrying amounts of assets when events or changes in circumstances suggest that the carrying amount may not be recoverable. We group assets at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities. For operating mines and development projects, all assets are included in one group. If there are indications that an impairment may have occurred, we prepare estimates of expected future cash flows for each group of assets. Expected future cash flows are based on a probability-weighted approach applied to potential outcomes.

Estimates of expected future cash flow reflect:

>	Estimated sales proceeds from the production and sale of recoverable ounces of gold contained in proven and probable reserves;

>	Expected future commodity prices and currency exchange rates (considering historical and current prices, price trends and related factors). In impairment assessments conducted in 2004 we used an expected future market gold price of $400 per ounce, and an expected future market US$:A$ exchange rate of $0.70 and US$:C$ exchange rate of $0.82;

>	Expected future operating costs and capital expenditures to produce proven and probable gold reserves based on mine plans that assume current plant capacity, but exclude the impact of inflation;

>	Expected cash flows associated with value beyond proven and probable reserves, which includes the expected cash outflows required to develop and extract the value beyond proven and probable reserves; and

>	Environmental remediation costs excluded from the measurement of asset retirement obligations.

We record a reduction of a group of assets to fair value as a charge to earnings if expected future cash flows are less than the carrying amount.

We estimated fair value by discounting the expected future cash flows using a discount factor that reflects the risk-free rate of interest for a term consistent with the period of expected cash flows.

Expected future cash flows are inherently uncertain, and could materially change over time. They are significantly affected by reserve estimates, together with economic factors such as gold and silver prices, and currency exchange rates, estimates of costs to produce reserves and future sustaining capital. The assessment and measurement of impairment excludes the impact of derivatives designated in a cash flow hedge relationship for future cash flows arising from operating mines and development projects.

Because of the significant capital investment that is required at many mines, if an impairment occurs, it could materially impact earnings. Due to the long-life nature of many mines, the difference between total estimated undiscounted net cash flows and fair value can be substantial. An impairment is generally only recorded when the carrying amount of a long-lived asset exceeds the total estimated undiscounted net cash flows. Therefore, although the value of a mine may decline gradually over multiple reporting periods, the application of impairment accounting rules could lead to recognition of the full amount of the decline in value in one period. Due to the highly uncertain nature of future cash flows, the determination of when to record an impairment charge can be very subjective. Management makes this determination using available evidence taking into account current expectations for each mining property.

For acquired exploration-stage properties, the purchase price is capitalized, but post-acquisition exploration expenditures are expensed. The future economic viability of exploration stage properties largely depends upon the outcome of exploration activity, which can take a number of years to complete for large properties. Management monitors the results of exploration activity over time to assess whether an impairment may have occurred.

BARRICK Annual Report 2004

MANAGEMENT’S DISCUSSION AND ANALYSIS

The measurement of any impairment is made more difficult because there is not an active market for exploration properties, and because it is not possible to use discounted cash flow techniques due to the very limited information that is available to accurately model future cash flows. In general, if an impairment occurs at an exploration stage property, it would probably have minimal value and most of the acquisition cost may have to be written down.

Impairment charges are recorded in other income/ expense and impact earnings in the year they are recorded. Prospectively, the impairment could also impact the calculation of amortization of an asset. In fourth quarter 2004, we performed detailed impairment assessments for three groups of assets: the Eskay Creek mine in North America; various exploration-stage properties in Peru; and the Cowal mine in Australia.

For the Eskay Creek mine, the requirement to complete an impairment test was due to the following combination of factors: downward revisions to reserves in 2004; the continued weakening of the US dollar that impacts Canadian dollar operating costs measured at market rates; and upward revisions in asset retirement obligations at the end of 2004. On completion of this test, we concluded that the mine was impaired at the end of 2004, and we recorded a pre-tax impairment charge of $58 million.

For a group of Peruvian exploration-stage properties acquired as part of the Arequipa acquisition in 1996, we completed an impairment test in fourth quarter 2004 following the finalization of the exploration program for the year and based on an updated assessment of future plans for the properties. On completion of this test, we concluded that the properties were impaired at the end of 2004 and we recorded a pre-tax impairment charge of $67 million.

For the Cowal development project, an impairment test was completed following upward revisions to estimated capital and operating costs for the project; and the continued weakening of the US dollar that impacts the amounts reported in US dollars for Australian dollar expenditures, measured at market prices. On completion of this test we concluded that the mine was not impaired at the end of 2004.

We completed these impairment tests using a $400 average future gold price assumption. If a significant adverse change in the market gold price occurred that caused us to revise this price assumption downwards, the amount by which the Eskay Creek mine is impaired could increase and the conclusion on the Cowal impairment test could change, subject to the effect of changes in other factors and assumptions. The revised gold price assumption would have no impact on the Peruvian exploration-stage properties because the properties were fully written down at the end of 2004.

Fair Value of Asset Retirement Obligations (AROs)

AROs arise from the acquisition, development, construction and normal operation of mining property, plant and equipment, due to government controls and regulations that protect the environment on the closure and reclamation of mining properties. We record the fair value of an ARO in our Financial Statements when it is incurred and capitalize this amount as an increase in the carrying amount of the related asset. At operating mines, the effect is recorded as an adjustment to the corresponding asset carrying amount and results in a prospective increase or decrease in amortization expense. At closed mines, the adjustment is charged directly to earnings.

The fair values of AROs are measured by discounting the expected cash flows using a discount factor that reflects the risk-free rate of interest. We prepare estimates of the timing and amounts of expected cash flows when an ARO is incurred, which are updated to reflect changes in facts and circumstances, or if we are required to submit updated mine closure plans to regulatory authorities. In the future, changes in regulations or laws or enforcement could adversely affect our operations;

BARRICK Annual Report 2004

MANAGEMENT’S DISCUSSION AND ANALYSIS

and any instances of noncompliance with laws or regulations that result in fines or injunctions or delays in projects, or any unforeseen environmental contamination at, or related to, our mining properties could result in us suffering significant costs. We mitigate these risks through environmental and health and safety programs under which we monitor compliance with laws and regulations and take steps to reduce the risk of environmental contamination occurring. We maintain insurance for some environmental risks, however, for some risks coverage cannot be purchased at a reasonable cost. Our coverage may not provide full recovery for all possible causes of loss. The principal factors that can cause expected cash flows to change are: the construction of new processing facilities; changes in the quantities of material in reserves and a corresponding change in the life of mine plan; changing ore characteristics that ultimately impact the environment; changes in water quality that impact the extent of water treatment required; and changes in laws and regulations governing the protection of the environment. In general, as the end of the mine life becomes nearer, the reliability of expected cash flows increases, but earlier in the mine life, the estimation of an ARO is inherently more subjective. Significant judgments and estimates are made when estimating the fair value of AROs. Expected cash flows relating to AROs could occur over periods up to 40 years and the assessment of the extent of environmental remediation work is highly subjective. Considering all of these factors, the fair value of AROs can materially change over time.

In 2004, we recorded charges in AROs totaling $54 million, of which $32 million was recorded as an adjustment to the corresponding asset and $22 million was recorded as a charge to earnings. The $22 million charge to earnings mainly reflects increases in the expected cost of water treatment at certain closed mines. In 2003, we recorded revisions to AROs totaling $10 million for various closed mines that were charged to earnings and mainly reflect increases in the expected cost of water treatment.

AROs at December 31, 2004

($ millions)

Operating mines	$204
Closed mines	148
Development projects	15
Total	$367

At our operating mines, it is reasonably possible that circumstances could arise by the end of the mine life that will require material revisions to AROs. In particular, the extent of water treatment can have a material effect on the fair value of AROs, and the expected water quality at the end of the mine life, which is the primary driver of the extent of water treatment, can change significantly. We periodically prepare updated studies for certain mines, following which it may be necessary to adjust the fair value of AROs.

At one closed mine, the principal uncertainty that could impact the fair value of an ARO is the manner in which a tailings facility will need to be remediated. In measuring the ARO, we have concluded that there are two possible methods that could be used. We have recorded the ARO using the more costly method, which we believe to be the most probable, but it is reasonably possible that a less costly method may ultimately prove to be technically feasible, in which case the ARO may decrease and any revision to the ARO would be recorded in earnings in the period of change.

The period of time over which we have assumed that water quality monitoring and treatment will be required also have a significant impact on AROs at closed mines. The amount of AROs recorded reflects the expected cost taking into account the probability of particular scenarios. The difference between the upper end of the range of these assumptions and the lower end of the range is significant, and consequently changes in these assumptions could have a material effect on the fair value of AROs and future earnings in a period of change.

BARRICK Annual Report 2004

MANAGEMENT’S DISCUSSION AND ANALYSIS

Deferred Tax Assets and Liabilities

Measurement of Timing Differences

We are periodically required to estimate the tax basis of assets and liabilities. Where applicable tax laws and regulations are either unclear or subject to varying interpretations, it is possible that changes in these estimates could occur that materially affect the amounts of deferred income tax assets and liabilities recorded in our Financial Statements. Changes in deferred tax assets and liabilities generally have a direct impact on earnings in the period of changes. The most significant such estimate is the tax basis of certain Australian assets following elections in 2004 under new tax regimes in Australia. These elections resulted in the revaluation of certain assets in Australia for income tax purposes. Part of the revalued tax basis of these assets was estimated based on a valuation completed for tax purposes. This valuation is under review by the Australian Tax Office (“ATO”) and the amount finally accepted by the ATO may differ from the assumption used to measure deferred tax balances at the end of 2004.

Valuation Allowances

Each period, we evaluate the likelihood of whether some portion or all of each deferred tax asset will not be realized. This evaluation is based on historic and future expected levels of taxable income, the pattern and timing of reversals of taxable temporary timing differences that give rise to deferred tax liabilities, and tax planning initiatives. Levels of future taxable income are affected by, among other things, market gold prices, production costs, quantities of proven and probable gold reserves, interest rates and foreign currency exchange rates. If we determine that it is more likely than not (a likelihood of more than 50%) that all or some portion of a deferred tax asset will not be realized, then we record a valuation allowance against the amount we do not expect to realize. Changes in valuation allowances are recorded as a component of income tax expense or recovery for each period. The most significant recent trend impacting expected levels of future taxable income and valuation allowances has been rising gold prices. A continuation of this trend could lead to the release of some of the valuation allowances recorded, with a corresponding effect on earnings in the period of release.

We released valuation allowances totaling $5 million in 2004 and $62 million in 2003. In 2004, the release was as a consequence of an election to consolidate our Australian operations into one tax group. The $62 million release in 2003 was mainly a result of a corporate reorganization for tax purposes in North America and the impact of higher expected levels of taxable income in Australia and Argentina caused by rising market gold prices.

A further continuation of the recent trend of rising gold prices could lead to the release of some portion or all of the valuation allowances in the United States and Argentina.

Valuation allowances at December 31

($ millions)	2004	2003

United States	$189	$181
Chile	141	146
Argentina	75	73
Canada	73	72
Tanzania	89	68
Australia	3	8
Other	8	6
	$578	$554

United States: most of the valuation allowances relate to the full amount of Alternative Minimum Tax credits, which have an unlimited carry-forward period. Increasing levels of future taxable income due to gold selling prices and other factors and circumstances may result in an adjustment to these valuation allowances.

Chile: valuation allowances relate to the full amount of tax assets in subsidiaries that do not have any present sources of income. In the event that these subsidiaries have sources of income in the future, we may release some or all of the allowances.

Argentina: a valuation allowance of $75 million has been set up against certain deferred tax assets in Argentina. Historically, we have had no income

BARRICK Annual Report 2004

MANAGEMENT’S DISCUSSION AND ANALYSIS

generating operations in Argentina, but following the production start-up at Veladero in 2005, various factors will affect future levels of taxable income in Argentina, including the volume of gold produced and sold, gold selling prices and costs incurred to produce gold. It is reasonably possible that an adjustment to a $34 million portion of this valuation allowance that relates to Veladero will be made in the near term.

Canada: substantially all of the valuation allowances relate to capital losses that will only be utilized if any capital gains arise.

Tanzania: considering the local fiscal regime applicable to mining companies and expected levels of future taxable income from the Bulyanhulu mine, a valuation allowance exists against a portion of the deferred tax assets. If we conclude that expected levels of future taxable income from Bulyanhulu will be higher, we may release some or all of the valuation allowance.

Non-GAAP Performance Measures

For the years ended December 31
($ millions, except
per ounce information)	2004	2003

Total cash costs – per US GAAP[1]	$1,062	$1,065
Accretion expense and reclamation costs at the operating mines	(18)	(14)
Total cash costs – per Gold Institute Production Cost Standard	$1,044	$1,051
Ounces sold (thousands)	4,936	5,554
Total cash costs per ounce – per US GAAP (dollars)[2]	$215	$192
Total cash costs per ounce – per Gold Institute Production Cost Standard (dollars)[2]	$212	$189

1.	Equal to cost of sales and other operating expenses less accretion expense and reclamation costs at non-operating mines.

2.	Per ounce weighted average.

We have included total cash costs per ounce data because these statistics are a key performance measure that management uses to monitor performance.

We use these statistics to assess how well our producing mines are performing compared to plan and also to assess the overall effectiveness and efficiency of our mining operations. We believe that the inclusion of these statistics in MD&A helps an investor to assess performance “through the eyes of management”. We understand that certain investors also use these statistics to assess our performance. The inclusion of total cash costs per ounce statistics enables investors to better understand year on year changes in production costs, which in turn affect profitability and the ability to generate operating cash flow for use in investing and other activities. We report total cash costs per ounce data calculated in accordance with The Gold Institute Production Cost Standard (the “Standard”). Adoption of the Standard is voluntary, but we understand that most senior gold producers follow the Standard when reporting cash cost per ounce data. The data does not have a meaning prescribed by US GAAP and therefore amounts presented may not be comparable to data presented by gold producers who do not follow the Standard. Total cash costs per ounce are derived from amounts included in the Statements of Income and mine site operating costs such as mining, processing, administration, royalties and production taxes, but exclude amortization, reclamation costs, financing costs, and capital, development and exploration costs. A US GAAP measure of costs per ounce has also been presented as required by securities regulations that govern non-GAAP performance measures. Commentary within this Management’s Discussion and Analysis is focused on the “total cash costs” measure as defined by the Standard.

The data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. The measures are not necessarily indicative of operating profit or cash flow from operations as determined under GAAP. As can be seen from the tables on pages 68 to 70 reconciling the GAAP and non-GAAP measures, the GAAP and non-GAAP measures are not significantly different.

BARRICK Annual Report 2004

MANAGEMENT’S DISCUSSION AND ANALYSIS

Reconciliation of Total Cash Costs per Ounce to Financial Statements

	Goldstrike –		Goldstrike –		Eskay		Round
	Open pit		Underground		Creek[2]		Mountain

For the years
ended December 31	2004	2003	2004	2003	2004	2003	2004	2003

Total cash production costs – per US GAAP[1]	$336.5	$380.6	$141.2	$152.1	$9.3	$18.6	$84.5	$67.2
Accretion expense and reclamation costs at operating mines	(2.5)	(2.5)	(0.2)	—	(0.2)	(0.3)	(1.6)	(1.6)
Total cash production costs per Gold Institute Production Cost Standard	$334.0	$378.1	$141.0	$152.1	$9.1	$18.3	$82.9	$65.6
Ounces sold (thousands)	1,352	1,625	554	600	290	354	375	379
Total cash costs per ounce sold per US GAAP (dollars)[3]	$249	$234	$256	$253	$32	$53	$225	$177
Total cash costs per ounce sold – per Gold Institute Production Cost Standard (dollars)[4]	$247	$233	$255	$253	$31	$52	$221	$173

							Total
	Hemlo		Holt-McDermott		Marigold		North America
For the years
ended December 31	2004	2003	2004	2003	2004	2003	2004	2003

Total cash production costs – per US GAAP[1]	$57.6	$60.4	$12.3	$20.9	$9.1	$8.1	$650.5	$707.9
Accretion expense and reclamation costs at operating mines	(0.2)	(0.2)	(0.1)	(0.1)	(0.1)	(0.1)	(4.9)	(4.8)
Total cash production costs per Gold Institute Production Cost Standard	$57.4	$60.2	$12.2	$20.8	$9.0	$8.0	$645.6	$703.1
Ounces sold (thousands)	239	266	62	87	46	47	2,918	3,358
Total cash costs per ounce sold per US GAAP (dollars)[3]	$241	$227	$198	$240	$198	$172	$223	$211
Total cash costs per ounce sold – per Gold Institute Production Cost Standard (dollars)[4]	$240	$226	$197	$239	$197	$171	$221	$209

1.	Represents cost of sales and other operating costs (excluding amortization and accretion expense and reclamation costs for non-operating mines).

2.	Eskay Creek’s total cash costs in 2004 are impacted by higher silver prices which the Company treats as a by-product. Total cash costs on a co-product basis are: 2004 – gold $202 per ounce, silver $3.36 per ounce (2003 – gold $175 per ounce, silver $2.37 per ounce).

3.	Represents total cash production costs per US GAAP divided by ounces sold.

4.	Represents total cash production costs per Gold Institute Production Cost Standard divided by ounces sold.

BARRICK Annual Report 2004

MANAGEMENT’S DISCUSSION AND ANALYSIS

			Total
	Pierina		South America		Plutonic		Darlot

For the years
ended December 31	2004	2003	2004	2003	2004	2003	2004	2003

Total cash production costs – per US GAAP[1]	$72.2	$78.9	$72.2	$78.9	$69.2	$62.6	$30.0	$25.4
Accretion expense and reclamation costs at operating mines	(3.5)	(3.2)	(3.5)	(3.2)	(0.1)	(0.2)	(0.1)	(0.1)
Total cash production costs per Gold Institute Production Cost Standard	$68.7	$75.7	$68.7	$75.7	$69.1	$62.4	$29.9	$25.3
Ounces sold (thousands)	649	911	649	911	310	324	142	154
Total cash costs per ounce sold per US GAAP (dollars)[2]	$111	$87	$111	$87	$223	$193	$211	$165
Total cash costs per ounce sold – per Gold Institute Production Cost Standard (dollars)[3]	$106	$83	$106	$83	$223	$193	$210	$164

							Total
	Lawlers		Kalgoorlie		Bulyanhulu		Australia/Africa

For the years
ended December 31	2004	2003	2004	2003	2004	2003	2004	2003

Total cash production costs – per US GAAP[1]	$28.3	$23.8	$108.5	$88.1	$103.2	$77.1	$339.2	$277.0
Accretion expense and reclamation costs at operating mines	(0.1)	(0.1)	(1.5)	(1.5)	(7.5)	(4.1)	(9.3)	(6.0)
Total cash production costs per Gold Institute Production Cost Standard	$28.2	$23.7	$107.0	$86.6	$95.7	$73.0	$329.9	$271.0
Ounces sold (thousands)	115	95	463	415	339	297	1,369	1,285
Total cash costs per ounce sold per US GAAP (dollars)[2]	$247	$250	$234	$212	$304	$260	$248	$216
Total cash costs per ounce sold – per Gold Institute Production Cost Standard (dollars)[3]	$246	$249	$231	$209	$283	$246	$241	$210

1.	Represents cost of sales and other operating costs (excluding amortization and accretion expense and reclamation costs for non-operating mines).

2.	Represents total cash production costs per US GAAP divided by ounces sold.

3.	Represents total cash production costs per Gold Institute Production Cost Standard divided by ounces sold.

BARRICK Annual Report 2004

MANAGEMENT’S DISCUSSION AND ANALYSIS

Reconciliation of Amortization Costs per Ounce to Financial Statements

For the years ended December 31	2004	2003	2002

Amortization expense per consolidated financial statements	$452	$522	$519
Amortization expense recorded on property, plant and equipment not at operating mine sites	(27)	(25)	(26)
Amortization expense for per ounce calculation	$425	$497	$493
Ounces sold (thousands)	4,936	5,554	5,805
Amortization per ounce (dollars)	$86	$90	$85

BARRICK Annual Report 2004

MANAGEMENT’S DISCUSSION AND ANALYSIS

Cautionary Statement on Forward-Looking Information

Certain information contained or incorporated by reference in this Annual Report 2004, including any information as to our future financial or operating performance, constitutes “forward-looking statements”. All statements, other than statements of historical fact, are forward-looking statements. The words “believe”, “expect”, “anticipate”, “contemplate”, “target”, “plan”, “intends”, “continue”, “budget”, “estimate”, “may”, “will”, “schedule” and similar expressions identify forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by us, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements. Such factors include, but are not limited to: fluctuations in the currency markets (such as the Canadian and Australian dollars versus the U.S. dollar); fluctuations in the spot and forward price of gold or certain other commodities (such as silver, copper, diesel fuel and electricity); changes in U.S. dollar interest rates or gold lease rates that could impact the mark to market value of outstanding derivative instruments and ongoing payments/receipts under interest rate swaps and variable rate debt obligations; risks arising from holding derivative instruments (such as credit risk, market liquidity risk and mark to market risk); changes in national and local government legislation, taxation, controls, regulations and political or economic developments in Canada, the United States, Australia, Chile, Peru, Argentina, Tanzania, Russia or Barbados or other countries in which we do or may carry on business in the future; business opportunities that may be presented to, or pursued by, us; our ability to successfully integrate acquisitions; operating or technical difficulties in connection with mining or development activities; the speculative nature of gold exploration and development, including the risks of obtaining necessary licenses and permits; diminishing quantities or grades of reserves; adverse changes in our credit rating; and contests over title to properties, particularly title to undeveloped properties. In addition, there are risks and hazards associated with the business of gold exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses (and the risk of inadequate insurance, or inability to obtain insurance, to cover these risks). Many of these uncertainties and contingencies can affect our actual results and could cause actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, us. Readers are cautioned that forward-looking statements are not guarantees of future performance. All of the forward-looking statements made in this Annual Report 2004 are qualified by these cautionary statements. Specific reference is made to Barrick’s most recent Form 40-F/Annual Information Form on file with the US Securities and Exchange Commission and Canadian provincial securities regulatory authorities for a discussion of some of the factors underlying forward-looking statements.

We disclaim any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise.

BARRICK Annual Report 2004

MANAGEMENT’S DISCUSSION AND ANALYSIS

Glossary of Technical Terms

AUTOCLAVE: Oxidation process in which high temperatures and pressures are applied to convert refractory sulphide mineralization into amenable oxide ore.

BACKFILL: Primarily waste sand or rock used to support the roof or walls after removal of ore from a stope.

BY-PRODUCT: A secondary metal or mineral product recovered in the milling process such as copper and silver.

CONCENTRATE: A very fine, powder-like product containing the valuable ore mineral from which most of the waste mineral has been eliminated.

CONTAINED OUNCES: Represents ounces in the ground before reduction of ounces not able to be recovered by the applicable metallurgical process.

CONTANGO: The positive difference between the spot market gold price and the forward market gold price. It is often expressed as an interest rate quoted with reference to the difference between inter-bank deposit rates and gold lease rates.

DEVELOPMENT: Work carried out for the purpose of opening up a mineral deposit. In an underground mine this includes shaft sinking, crosscutting, drifting and raising. In an open pit mine, development includes the removal of overburden.

DILUTION: The effect of waste or low-grade ore which is unavoidably included in the mined ore, lowering the recovered grade.

DORÉ: Unrefined gold and silver bullion bars usually consisting of approximately 90 percent precious metals that will be further refined to almost pure metal.

EXPLORATION: Prospecting, sampling, mapping, diamond-drilling and other work involved in searching for ore.

GRADE: The amount of metal in each ton of ore, expressed as troy ounces per ton or grams per tonne for precious metals and as a percentage for most other metals.

Cut-off grade: the minimum metal grade at which an orebody can be economically mined (used in the calculation of ore reserves).

Mill-head grade: metal content of mined ore going into a mill for processing.

Recovered grade: actual metal content of ore determined after processing.

Reserve grade: estimated metal content of an ore-body, based on reserve calculations.

HEAP LEACHING: A process whereby gold is extracted by “heaping” broken ore on sloping impermeable pads and continually applying to the heaps a weak cyanide solution which dissolves the contained gold. The gold-laden solution is then collected for gold recovery.

HEAP LEACH PAD: A large impermeable foundation or pad used as a base for ore during heap leaching.

LIBOR: The London Inter-Bank Offered Rate for deposits.

MILL: A processing facility where ore is finely ground and thereafter undergoes physical or chemical treatment to extract the valuable metals.

MINERAL RESERVE: See page 125 – “Gold Mineral Reserves and Mineral Resources.”

BARRICK Annual Report 2004

MANAGEMENT’S DISCUSSION AND ANALYSIS

MINERAL RESOURCE: See page 125 – “Gold Mineral Reserves and Mineral Resources.”

MINING CLAIM: That portion of applicable mineral lands that a party has staked or marked out in accordance with applicable mining laws to acquire the right to explore for and exploit the minerals under the surface.

MINING RATE: Tons of ore mined per day or even specified time period.

MINING SEQUENCE: Sequence by which ore is extracted from the mine is based on the mine plan.

OPEN PIT: A mine where the minerals are mined entirely from the surface.

ORE: Rock, generally containing metallic or non-metallic minerals, which can be mined and processed at a profit.

OREBODY: A sufficiently large amount of ore that can be mined economically.

OUNCES: Troy ounces of a fineness of 999.9 parts per 1,000 parts.

RECLAMATION: The process by which lands disturbed as a result of mining activity are modified to support beneficial land use. Reclamation activity may include the removal of buildings, equipment, machinery and other physical remnants of mining, closure of tailings storage facilities, leach pads and other mine features, and contouring, covering and re-vegetation of waste rock and other disturbed areas.

RECLAMATION AND CLOSURE COSTS: The cost of reclamation plus other costs, including without limitation certain personnel costs, insurance, property holding costs such as taxes, rental and claim fees, and community programs associated with closing an operating mine.

RECOVERY RATE: A term used in process metallurgy to indicate the proportion of valuable material physically recovered in the processing of ore. It is generally stated as a percentage of the material recovered compared to the total material originally present.

REFINING: The final stage of metal production in which impurities are removed from the molten metal.

ROASTING: The treatment of ore by heat and air, or oxygen enriched air, in order to remove sulphur, carbon, antimony or arsenic.

STRIPPING: Removal of overburden or waste rock overlying an ore body in preparation for mining by open pit methods. Expressed as the total number of tons mined or to be mined for each ounce of gold.

TAILINGS: The material that remains after all economically and technically recoverable precious metals have been removed from the ore during processing.

BARRICK Annual Report 2004